UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2018
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

SEC
Mail Processing
Section
SEP 3 0 2019
Washington DC
415

S-____________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2018
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 30, 2019.

REPUBLIC OF COLOMBIA

By: /s/Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

Exhibit Index on Page 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2018 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2019 of the Republic of Colombia

EXHIBIT C

LEY·No.1940 **2 6 NOV 2018**

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y
RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA
VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2019

EL CONGRESO DE COLOMBIA

D E C R E T A:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro
de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2019, en la suma de
DOSCIENTOS CUARENTA Y CUATRO BILLONES NOVECIENTOS NOVENTA Y SIETE MIL
TRESCIENTOS CINCO MILLONES DOSCIENTOS NUEVE MIL NOVECIENTOS VEINTISIETE
PESOS MONEDA LEGAL ($244,997,305,209,927), según el detalle del Presupuesto de Rentas y
Recursos de Capital para el 2019, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		229,817,588,608,569
1.	INGRESOS CORRIENTES DE LA NACIÓN	144,774,580,000,000
2.	RECURSOS DE CAPITAL DE LA NACIÓN	71,881,934,449,246
5.	CONTRIBUCIONES PARAFISCALES DE LA NACIÓN	2,085,384,000,000
6.	FONDOS ESPECIALES DE LA NACIÓN	11,075,690,159,323
II - INGRESOS DE LOS ESTABLECIMIENTOS PÚBLICOS		15,179,716,601,358
0209	AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA	
31012.	RECURSOS DE CAPITAL	91,032,000,000
0213	AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS	
31012.	RECURSOS DE CAPITAL	84,600,000
0324	SUPERINTENDENCIA DE SERVICIOS PÚBLICOS DOMICILIARIOS	
31011	INGRESOS CORRIENTES	115,602,771,030
31012.	RECURSOS DE CAPITAL	27,711,987,514
0402	FONDO ROTATORIO DEL DANE	
31011	INGRESOS CORRIENTES	4,055,000,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

0403	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
31011.	INGRESOS CORRIENTES	39,510,000,000
0503	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
31011.	INGRESOS CORRIENTES	33,510,000,000
31012.	RECURSOS DE CAPITAL	180,925,100,000
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	151,031,050,488
1102	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
31011.	INGRESOS CORRIENTES	194,881,000,000
1104	UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA	
31011.	INGRESOS CORRIENTES	32,305,000,000
31012.	RECURSOS DE CAPITAL	3,000,000,000
1204	SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
31011.	INGRESOS CORRIENTES	288,410,250,756
3208.	FONDO NOTARIAS DECRETO 1672 DE 1997	60,461,100,000
3211.	FONDO DE CURADORES URBANOS	5,000,000,000
1208	INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
31011	INGRESOS CORRIENTES	6,000,000
3209.	FONDOS INPEC	97,633,600,000
1309	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
31011.	INGRESOS CORRIENTES	20,984,000,000
31012.	RECURSOS DE CAPITAL	13,580,000,000
1310	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
31011	INGRESOS CORRIENTES	3.890,000,000
31012	RECURSOS DE CAPITAL	2,162,000,000
1313	SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
31011.	INGRESOS CORRIENTES	202,203,000,000
31012.	RECURSOS DE CAPITAL	21,147,000,000
1503	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
31011.	INGRESOS CORRIENTES	245,927,210,022
31012.	RECURSOS DE CAPITAL	98,778,797,000
1507	INSTITUTO CASAS FISCALES DEL EJERCITO	
31011.	INGRESOS CORRIENTES	29,722,000,000
31012.	RECURSOS DE CAPITAL	5,002,000,000
1508	DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA	
31011.	INGRESOS CORRIENTES	5,780,000,000
31012.	RECURSOS DE CAPITAL	4,000,000,000
1510	CLUB MILITAR DE OFICIALES	
31011.	INGRESOS CORRIENTES	45,338,612,655
31012.	RECURSOS DE CAPITAL	6.300,000,000
1511	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
31011.	INGRESOS CORRIENTES	265.610,556,878
31012.	RECURSOS DE CAPITAL	26,216,653,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

1512	FONDO ROTATORIO DE LA POLICIA	
31011.	INGRESOS CORRIENTES	213,142,427,839
31012.	RECURSOS DE CAPITAL	130,000,000,000
1516	SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
31011.	INGRESOS CORRIENTES	31,679,000,000
1519	HOSPITAL MILITAR	
31011.	INGRESOS CORRIENTES	344,673,079,001
31012.	RECURSOS DE CAPITAL	65,241,414,000
1520	AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
31011.	INGRESOS CORRIENTES	564,889,024,085
1702	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
31011.	INGRESOS CORRIENTES	53,066,952,803
31012.	RECURSOS DE CAPITAL	13,463,500,000
1715	AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP	
31011.	INGRESOS CORRIENTES	2,812,003,415
1717	AGENCIA NACIONAL DE TIERRAS - ANT	
31011.	INGRESOS CORRIENTES	1,500,000,000
1718	AGENCIA DE DESARROLLO RURAL - ADR	
31011.	INGRESOS CORRIENTES	1,652,000,000
1903	INSTITUTO NACIONAL DE SALUD (INS)	
31011	INGRESOS CORRIENTES	4,221,876,000
31012.	RECURSOS DE CAPITAL	1,016,271,000
1910	SUPERINTENDENCIA NACIONAL DE SALUD	
31011.	INGRESOS CORRIENTES	112,982,596,161
31012.	RECURSOS DE CAPITAL	37,503,548,000
1912	INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
31011.	INGRESOS CORRIENTES	149,742,727,860
31012.	RECURSOS DE CAPITAL	33,200,000,000
1913	FONDO DE PREVISION SOCIAL DEL CONGRESO	
31011.	INGRESOS CORRIENTES	19,171,422,094
31012.	RECURSOS DE CAPITAL	139,652,189,906
1914	FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
31011.	INGRESOS CORRIENTES	99,386,374,000
31012.	RECURSOS DE CAPITAL	4,023,256,000
2103	SERVICIO GEOLÓGICO COLOMBIANO	
31011.	INGRESOS CORRIENTES	8,283,000,000
31012.	RECURSOS DE CAPITAL	8,649,000,000
2109	UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
31011.	INGRESOS CORRIENTES	35,128,111,116
31012.	RECURSOS DE CAPITAL	1,043,039,724
2110	INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
31011.	INGRESOS CORRIENTES	3,500,024,000
31012.	RECURSOS DE CAPITAL	30,424,500,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

2111	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
31011.	INGRESOS CORRIENTES	296,927,762,814
31012.	RECURSOS DE CAPITAL	372,578,628,294
2112	AGENCIA NACIONAL DE MINERÍA - ANM	
31011.	INGRESOS CORRIENTES	44,677,021,000
31012.	RECURSOS DE CAPITAL	49,007,956,133
2209	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
31011.	INGRESOS CORRIENTES	1,292,700,000
31012.	RECURSOS DE CAPITAL	131,500,000
2210	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
31011.	INGRESOS CORRIENTES	1,008,000,000
31012.	RECURSOS DE CAPITAL	4,000,000
2234	ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL	
31011.	INGRESOS CORRIENTES	11,120,033,642
31012.	RECURSOS DE CAPITAL	50,000,000
2238	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
31011.	INGRESOS CORRIENTES	350,000,000
2239	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
31011.	INGRESOS CORRIENTES	2,001,000,000
31012	RECURSOS DE CAPITAL	1,500,000,000
2241	INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
31011.	INGRESOS CORRIENTES	7,360,464,794
2242	INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
31011.	INGRESOS CORRIENTES	2,193,000,000
2306	FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	
31011.	INGRESOS CORRIENTES	1,015,482,519,943
31012.	RECURSOS DE CAPITAL	251,737,400,000
2309	AGENCIA NACIONAL DEL ESPECTRO - ANE	
31011.	INGRESOS CORRIENTES	28,657,000,000
2310	AUTORIDAD NACIONAL DE TELEVISION ANTV	
31011	INGRESOS CORRIENTES	279,183,793,226
31012.	RECURSOS DE CAPITAL	16,896,916,610
2311	COMPUTADORES PARA EDUCAR CPE	
31011	INGRESOS CORRIENTES	53,160,019,500
2402	INSTITUTO NACIONAL DE VIAS	
31011.	INGRESOS CORRIENTES	941,189,712,823
31012.	RECURSOS DE CAPITAL	271,000,600,000
2412	UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
31011.	INGRESOS CORRIENTES	1.133,262,490,543
31012.	RECURSOS DE CAPITAL	277,227,300,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

2413	**AGENCIA NACIONAL DE INFRAESTRUCTURA**	
31011.	INGRESOS CORRIENTES	189,105,665,239
31012.	RECURSOS DE CAPITAL	1,700,000,000
2416	**AGENCIA NACIONAL DE SEGURIDAD VIAL.**	
31011.	INGRESOS CORRIENTES	25,777,020,121
31012.	RECURSOS DE CAPITAL	136,826,900,000
2417	**SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE**	
31011.	INGRESOS CORRIENTES	49,166,877,742
2602	**FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**	
31011.	INGRESOS CORRIENTES	20,640,000,000
31012.	RECURSOS DE CAPITAL	87,000,000
2802	**FONDO ROTATORIO DE LA REGISTRADURIA**	
31011.	INGRESOS CORRIENTES	70,453,285,588
31012.	RECURSOS DE CAPITAL	13,903,921,003
2803	**FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**	
31012.	RECURSOS DE CAPITAL	12,897,498,000
2902	**INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**	
31011.	INGRESOS CORRIENTES	10,141,000,000
31012	RECURSOS DE CAPITAL	451,000,000
2904	**FONDO ESPECIAL PARA LA ADMINISTRACION DE BIENES DE LA FISCALIA GENERAL DE LA NACION**	
3212.	FONDO PARA LA ADMINISTRACIÓN DE BIENES DE LA FISCALIA	59,501,778,749
3202	**INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**	
31011.	INGRESOS CORRIENTES	3,283,487,484
31012.	RECURSOS DE CAPITAL	1,527,000,000
3204	**FONDO NACIONAL AMBIENTAL**	
31011.	INGRESOS CORRIENTES	72,282,648,283
31012.	RECURSOS DE CAPITAL	67,268,638,717
3304	**ARCHIVO GENERAL DE LA NACION**	
31011.	INGRESOS CORRIENTES	5,255,844,162
31012.	RECURSOS DE CAPITAL	544,963,482
3305	**INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**	
31011.	INGRESOS CORRIENTES	3,001,000,000
3307	**INSTITUTO CARO Y CUERVO**	
31011.	INGRESOS CORRIENTES	988,000,000
31012.	RECURSOS DE CAPITAL	590,000,000
3502	**SUPERINTENDENCIA DE SOCIEDADES**	
31011.	INGRESOS CORRIENTES	134,668,477,249
31012	RECURSOS DE CAPITAL	2,500,000,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

3503	SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
31011.	INGRESOS CORRIENTES	182,768,517,311
31012.	RECURSOS DE CAPITAL	57,175,494,479
3504	UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
31011.	INGRESOS CORRIENTES	6,060,755,483
31012.	RECURSOS DE CAPITAL	5,720,819,000
3505	INSTITUTO NACIONAL DE METROLOGÍA - INM	
31011	INGRESOS CORRIENTES	1,505,297,000
31012.	RECURSOS DE CAPITAL	829,600,000
3602	SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
31011.	INGRESOS CORRIENTES	164,625,200,000
31012	RECURSOS DE CAPITAL	118,872,000,000
3202.	FONDO EMPRENDER	103,747,800,000
3205.	FONDO VIVIENDA - SENA	44,686,000,000
3207.	FONDO INDUSTRIA DE LA CONSTRUCCION FIC	111,394,000,000
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	1,113,999,781,199
3708	UNIDAD NACIONAL DE PROTECCION - UNP	
31011	INGRESOS CORRIENTES	79,403,000,000
3801	COMISION NACIONAL DEL SERVICIO CIVIL	
31011.	INGRESOS CORRIENTES	115,180,313,778
31012.	RECURSOS DE CAPITAL	500,000,000
4104	UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS	
3201.	FONDO DE REPARACIÓN DE VICTIMAS	47,740,500,000
4106	INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
31011.	INGRESOS CORRIENTES	2,145,633,000
31012	RECURSOS DE CAPITAL	164,937,724,271
3210.	FONDO CONTRA LA EXPLOTACIÓN SEXUAL DE MENORES	8,313,293,881
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	2,477,100,420,468

III - TOTAL INGRESOS   244,997,305,209,927

SEGUNDA PARTE

ARTÍCULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2019 una suma por valor de: DOSCIENTOS CINCUENTA Y OCHO BILLONES NOVECIENTOS NOVENTA Y SIETE MIL TRESCIENTOS CINCO MILLONES DOSCIENTOS NUEVE MIL NOVECIENTOS VEINTISIETE PESOS MONEDA LEGAL ($258,997,305,209,927), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	516,247,000,000		516,247,000,000
		C. PRESUPUESTO DE INVERSION	90,000,000,000		90,000,000,000
0101		MEJORAMIENTO DE LA EFICIENCIA Y LA TRANSPARENCIA LEGISLATIVA	400,000,000		400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
0199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CONGRESO DE LA REPÚBLICA	89,600,000,000		89,600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	89,600,000,000		89,600,000,000
		TOTAL PRESUPUESTO SECCION	606,247,000,000		606,247,000,000
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	168,625,000,000		168,625,000,000
		C. PRESUPUESTO DE INVERSION	38,448,647,214		38,448,647,214
0201		ARTICULACIÓN Y FORTALECIMIENTO DE LA RESPUESTA DEL ESTADO EN MATERIA DE DERECHOS HUMANOS DESDE EL SECTOR PRESIDENCIA	2,851,655,385		2,851,655,385
	1000	INTERSUBSECTORIAL GOBIERNO	2,851,655,385		2,851,655,385
0202		GESTIÓN DE ESPACIOS PARA FORTALECER EL DESARROLLO INTEGRAL DE LA PRIMERA INFANCIA DESDE EL SECTOR PRESIDENCIA	3,400,000,000		3,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,400,000,000		3,400,000,000
0203		CONSOLIDACIÓN DE LA LUCHA CONTRA LA CORRUPCIÓN DESDE EL SECTOR PRESIDENCIA	2,000,000,000		2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
0204		GESTIÓN PARA IMPULSAR EL DESARROLLO INTEGRAL DE LOS Y LAS JÓVENES DESDE EL SECTOR PRESIDENCIA	1,927,848,702		1,927,848,702
	1000	INTERSUBSECTORIAL GOBIERNO	1,927,848,702		1,927,848,702
0205		FORTALECIMIENTO DE LAS CAPACIDADES INSTITUCIONALES EN TRANSVERSALIZACIÓN DEL ENFOQUE DE GÉNERO DENTRO DE LAS ENTIDADES DE LOS NIVELES NACIONAL Y TERRITORIAL DESDE EL SECTOR PRESIDENCIA	3,260,000,000		3,260,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,260,000,000		3,260,000,000
0206		ACCIÓN INTEGRAL CONTRA MINAS ANTIPERSONAL COMO MECANISMO DE TRANSICIÓN HACIA LA PAZ TERRITORIAL DESDE EL SECTOR PRESIDENCIA	4,006,741,491		4,006,741,491
	1000	INTERSUBSECTORIAL GOBIERNO	4,006,741,491		4,006,741,491
0299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PRESIDENCIA	21,002,401,636		21,002,401,636
	1000	INTERSUBSECTORIAL GOBIERNO	21,002,401,636		21,002,401,636
		TOTAL PRESUPUESTO SECCION	207,073,647,214		207,073,647,214

1

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0209			
		AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	28,415,000,000		28,415,000,000
		C. PRESUPUESTO DE INVERSION	4,727,095,538	91,032,000,000	95,759,095,538
0208		GESTIÓN DE LA COOPERACIÓN INTERNACIONAL DEL SECTOR PRESIDENCIA	4,727,095,538	91,032,000,000	95,759,095,538
	1000	INTERSUBSECTORIAL GOBIERNO	4,727,095 538	91,032,000,000	95,759,095,538
		TOTAL PRESUPUESTO SECCION	33,142,095,538	91,032,000,000	124,174,095,538
		SECCION: 0211			
		UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	56,324,000,000		56,324,000,000
		C. PRESUPUESTO DE INVERSION	70,896,432,618		70,896,432,618
0207		PREVENCIÓN Y MITIGACIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR PRESIDENCIA	70,896,432,618		70,896,432,618
	1000	INTERSUBSECTORIAL GOBIERNO	70,896,432,618		70,896,432,618
		TOTAL PRESUPUESTO SECCION	127,220,432,618		127,220,432,618
		SECCION: 0212			
		AGENCIA PARA LA REINCORPORACION Y LA NORMALIZACION - ARN			
		A. PRESUPUESTO DE FUNCIONAMIENTO	138,267,249,585		138,267,249,585
		C. PRESUPUESTO DE INVERSION	1,324,509,697		1,324,509,697
0211		REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS DESDE EL SECTOR PRESIDENCIA	1,324,509,697		1,324,509,697
	1000	INTERSUBSECTORIAL GOBIERNO	1,324,509,697		1,324,509,697
		TOTAL PRESUPUESTO SECCION	139,591,759,282		139,591,759,282
		SECCION: 0213			
		AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,883,792,555	84,600,000	4,968,392,555
		C. PRESUPUESTO DE INVERSION	5,945,000,000		5,945,000,000
0209		FORTALECIMIENTO DE LA INFRAESTRUCTURA FÍSICA DE LAS ENTIDADES DEL ESTADO DEL NIVEL NACIONAL DESDE EL SECTOR PRESIDENCIA	5,945,000,000		5,945,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,945,000,000		5,945,000,000
		TOTAL PRESUPUESTO SECCION	10,828,792,555	84,600,000	10,913,392,555
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACIÓN			
		A. PRESUPUESTO DE FUNCIONAMIENTO	70,064,637,000		70,064,637,000

2

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	290,197,833,546		290,197,833,546
0301		MEJORAMIENTO DE LA PLANEACIÓN TERRITORIAL, SECTORIAL Y DE INVERSIÓN PÚBLICA	223,295,481,169		223,295,481,169
	1000	INTERSUBSECTORIAL GOBIERNO	223,295,481,169		223,295,481,169
0399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN	66,902,352,377		66,902,352,377
	1000	INTERSUBSECTORIAL GOBIERNO	66,902,352,377		66,902,352,377
		TOTAL PRESUPUESTO SECCION	360,262,470,546		360,262,470,546

SECCION: 0303
UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	9,280,000,000		9,280,000,000
		C. PRESUPUESTO DE INVERSION	14,000,000,000		14,000,000,000
0304		FORTALECIMIENTO DEL SISTEMA DE COMPRA PÚBLICA	14,000,000,000		14,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	14,000,000,000		14,000,000,000
		TOTAL PRESUPUESTO SECCION	23,280,000,000		23,280,000,000

SECCION: 0324
SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		118,935,174,232	118,935,174,232
		C. PRESUPUESTO DE INVERSION		24,379,584,312	24,379,584,312
0303		PROMOCIÓN DE LA PRESTACIÓN EFICIENTE DE LOS SERVICIOS PÚBLICOS DOMICILIARIOS		23,128,969,112	23,128,969,112
	1000	INTERSUBSECTORIAL GOBIERNO		23,128,969,112	23,128,969,112
0399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN		1,250,615,200	1,250,615,200
	1000	INTERSUBSECTORIAL GOBIERNO		1,250,615,200	1,250,615,200
		TOTAL PRESUPUESTO SECCION		143,314,758,544	143,314,758,544

SECCION: 0401
DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	94,562,000,000		94,562,000,000
		C. PRESUPUESTO DE INVERSION	115,238,768,066		115,238,768,066
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD	102,990,758,016		102,990,758,016
	1003	PLANIFICACIÓN Y ESTADÍSTICA	102,990,758,016		102,990,758,016
0499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA	12,248,010,050		12,248,010,050
	1003	PLANIFICACIÓN Y ESTADÍSTICA	12,248,010,050		12,248,010,050
		TOTAL PRESUPUESTO SECCION	209,800,768,066		209,800,768,066

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0402 **FONDO ROTATORIO DEL DANE**			
A. PRESUPUESTO DE FUNCIONAMIENTO				369,000,000	369,000,000
C. PRESUPUESTO DE INVERSION				3,686,000,000	3,686,000,000
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD		3,686,000,000	3,686,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA		3,686,000,000	3,686,000,000
TOTAL PRESUPUESTO SECCION				4,055,000,000	4,055,000,000
		SECCION: 0403 **INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC**			
A. PRESUPUESTO DE FUNCIONAMIENTO			55,996,000,000	3,574,000,000	59,570,000,000
C. PRESUPUESTO DE INVERSION			55,255,834,862	35,936,000,000	91,191,834,862
0402		LEVANTAMIENTO, ACTUALIZACIÓN, Y ACCESO A INFORMACIÓN GEOGRÁFICA Y CARTOGRÁFICA	14,795,000,000	5,500,000,000	20,295,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	14,795,000,000	5,500,000,000	20,295,000,000
0403		LEVANTAMIENTO, ACTUALIZACIÓN Y ACCESO A INFORMACIÓN AGROLÓGICA	4,500,244,560	2,900,000,000	7,400,244,560
	1003	PLANIFICACIÓN Y ESTADÍSTICA	4,500,244,560	2,900,000,000	7,400,244,560
0404		LEVANTAMIENTO, ACTUALIZACIÓN Y ADMINISTRACIÓN DE LA INFORMACIÓN CATASTRAL	15,183,590,302	17,636,000,000	32,819,590,302
	1003	PLANIFICACIÓN Y ESTADÍSTICA	15,183,590,302	17,636,000,000	32,819,590,302
0405		DESARROLLO, INNOVACIÓN Y TRANSFERENCIA DE CONOCIMIENTO GEOESPACIAL	2,037,000,000	2,500,000,000	4,537,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	2,037,000,000	2,500,000,000	4,537,000,000
0499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA	18,740,000,000	7,400,000,000	26,140,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	18,740,000,000	7,400,000,000	26,140,000,000
TOTAL PRESUPUESTO SECCION			111,251,834,862	39,510,000,000	150,761,834,862
		SECCION: 0501 **DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA**			
A. PRESUPUESTO DE FUNCIONAMIENTO			19,894,000,000		19,894,000,000
C. PRESUPUESTO DE INVERSION			8,928,508,438		8,928,508,438
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES	6,089,945,938		6,089,945,938
	1000	INTERSUBSECTORIAL GOBIERNO	6,089,945,938		6,089,945,938
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO	2,838,562,500		2,838,562,500
	1000	INTERSUBSECTORIAL GOBIERNO	2,838,562,500		2,838,562,500
TOTAL PRESUPUESTO SECCION			28,822,508,438		28,822,508,438

4

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0503			
		ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)			
		A. PRESUPUESTO DE FUNCIONAMIENTO		51,652,050,488	51,652,050,488
		C. PRESUPUESTO DE INVERSION		313,814,100,000	313,814,100,000
0503		MEJORAMIENTO DE LA CALIDAD EDUCATIVA EN GESTIÓN PÚBLICA		260,602,006,622	260,602,006,622
	1000	INTERSUBSECTORIAL GOBIERNO		260,602,006,622	260,602,006,622
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES		45,100,000,000	45,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		45,100,000,000	45,100,000,000
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO		8,112,093,378	8,112,093,378
	1000	INTERSUBSECTORIAL GOBIERNO		8,112,093,378	8,112,093,378
		TOTAL PRESUPUESTO SECCION		365,466,150,488	365,466,150,488
		SECCION: 1101			
		MINISTERIO DE RELACIONES EXTERIORES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	404,092,000,000		404,092,000,000
		TOTAL PRESUPUESTO SECCION	404,092,000,000		404,092,000,000
		SECCION: 1102			
		FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	245,128,000,000	194,881,000,000	440,009,000,000
		C. PRESUPUESTO DE INVERSION	17,092,967,539		17,092,967,539
1102		POSICIONAMIENTO EN INSTANCIAS GLOBALES, MULTILATERALES, REGIONALES Y SUBREGIONALES	700,000,000		700,000,000
	1002	RELACIONES EXTERIORES	700,000,000		700,000,000
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	6,818,625,080		6,818,625,080
	1002	RELACIONES EXTERIORES	6,818,625,080		6,818,625,080
1104		SOBERANÍA TERRITORIAL Y DESARROLLO FRONTERIZO	3,652,414,687		3,652,414,687
	1002	RELACIONES EXTERIORES	3,652,414,687		3,652,414,687
1199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES	5,921,927,772		5,921,927,772
	1002	RELACIONES EXTERIORES	5,921,927,772		5,921,927,772
		TOTAL PRESUPUESTO SECCION	262,220,967,539	194,881,000,000	457,101,967,539
		SECCION: 1104			
		UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	85,584,000,000	21,125,000,000	106,709,000,000

5

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	26,253,154,593	14,180,000,000	40,433,154,593
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	477,000,000	423,000,000	900,000,000
	1002	RELACIONES EXTERIORES	477,000,000	423,000,000	900,000,000
1199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES	25,776,154,593	13,757,000,000	39,533,154,593
	1002	RELACIONES EXTERIORES	25,776,154,593	13,757,000,000	39,533,154,593
		TOTAL PRESUPUESTO SECCION	111,837,154,593	35,305,000,000	147,142,154,593

SECCION: 1201

MINISTERIO DE JUSTICIA Y DEL DERECHO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	80,109,537,364		80,109,537,364
		C. PRESUPUESTO DE INVERSION	29,756,526,113		29,756,526,113
1201		FORTALECIMIENTO DEL PRINCIPIO DE SEGURIDAD JURIDICA, DIVULGACIÓN Y DEPURACIÓN DEL ORDENAMIENTO JURÍDICO	704,788,008		704,788,008
	0800	INTERSUBSECTORIAL JUSTICIA	704,788,008		704,788,008
1202		PROMOCIÓN AL ACCESO A LA JUSTICIA	7,041,506,931		7,041,506,931
	0800	INTERSUBSECTORIAL JUSTICIA	7,041,506,931		7,041,506,931
1203		PROMOCIÓN DE LOS MÉTODOS DE RESOLUCIÓN DE CONFLICTOS	3,680,274,035		3,680,274,035
	0800	INTERSUBSECTORIAL JUSTICIA	3,680,274,035		3,680,274,035
1204		JUSTICIA TRANSICIONAL	4,274,786,100		4,274,786,100
	0800	INTERSUBSECTORIAL JUSTICIA	4,274,786,100		4,274,786,100
1207		FORTALECIMIENTO DE LA POLÍTICA CRIMINAL DEL ESTADO COLOMBIANO	5,829,584,315		5,829,584,315
	0800	INTERSUBSECTORIAL JUSTICIA	5,829,584,315		5,829,584,315
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	8,225,586,724		8,225,586,724
	0800	INTERSUBSECTORIAL JUSTICIA	8,225,586,724		8,225,586,724
		TOTAL PRESUPUESTO SECCION	109,866,063,477		109,866,063,477

SECCION: 1204

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		283,871,350,756	283,871,350,756
		C. PRESUPUESTO DE INVERSION	3,085,000,000	70,000,000,000	73,085,000,000
1204		JUSTICIA TRANSICIONAL		13,000,000,000	13,000,000,000
	0800	INTERSUBSECTORIAL JUSTICIA		13,000,000,000	13,000,000,000
1209		MODERNIZACIÓN DE LA INFORMACIÓN INMOBILIARIA	3,085,000,000	27,360,000,000	30,445,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	3,085,000,000	27,360,000,000	30,445,000,000

6

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO		29,640,000,000	29,640,000,000
	0860	INTERSUBSECTORIAL JUSTICIA		29,640,000,000	29,640,000,000
		TOTAL PRESUPUESTO SECCION	3,085,000,000	353,871,350,756	356,956,350,756

SECCION: 1208

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,052,218,030,574	97,639,600,000	1,149,857,630,574
		C. PRESUPUESTO DE INVERSION	2,697,052,230		2,697,052,230
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	2,163,105,856		2,163,105,856
	0800	INTERSUBSECTORIAL JUSTICIA	2,163,105,856		2,163,105,856
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	533,946,374		533,946,374
	0800	INTERSUBSECTORIAL JUSTICIA	533,946,374		533,946,374
		TOTAL PRESUPUESTO SECCION	1,054,915,082,804	97,639,600,000	1,152,554,682,804

SECCION: 1210

UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURIDICA DEL ESTADO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	48,881,590,604		48,881,590,604
		C. PRESUPUESTO DE INVERSION	5,697,664,909		5,697,664,909
1205		DEFENSA JURÍDICA DEL ESTADO	5,697,664,909		5,697,664,909
	0800	INTERSUBSECTORIAL JUSTICIA	5,697,664,909		5,697,664,909
		TOTAL PRESUPUESTO SECCION	54,579,255,513		54,579,255,513

SECCION: 1211

UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - USPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	718,201,219,962		718,201,219,962
		C. PRESUPUESTO DE INVERSION	317,131,500,000		317,131,500,000
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	316,831,500,000		316,831,500,000
	0800	INTERSUBSECTORIAL JUSTICIA	316,831,500,000		316,831,500,000
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	300,000,000		300,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	300,000,000		300,000,000
		TOTAL PRESUPUESTO SECCION	1,035,332,719,962		1,035,332,719,962

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	10,114,058,296,289		10,114,058,296,289

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	C. PRESUPUESTO DE INVERSION		2,461,897,519,278		2,461,897,519,278
1301		POLÍTICA MACROECONÓMICA Y FISCAL	21,787,577,446		21,787,577,446
	1000	INTERSUBSECTORIAL GOBIERNO	21,787,577,446		21,787,577,446
1302		GESTIÓN DE RECURSOS PÚBLICOS	2,083,354,137,974		2,083,354,137,974
	1000	INTERSUBSECTORIAL GOBIERNO	2,083,354,137,974		2,083,354,137,974
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	1,124,114,900		1,124,114,900
	1000	INTERSUBSECTORIAL GOBIERNO	1,124,114,900		1,124,114,900
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	24,085,717,698		24,085,717,698
	1000	INTERSUBSECTORIAL GOBIERNO	24,085,717,698		24,085,717,698
2408		PRESTACIÓN DE SERVICIOS DE TRANSPORTE PÚBLICO DE PASAJEROS	331,545,971,260		331,545,971,260
	0600	INTERSUBSECTORIAL TRANSPORTE	331,545,971,260		331,545,971,260
	TOTAL PRESUPUESTO SECCION		12,575,955,815,567		12,575,955,815,567

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

	A. PRESUPUESTO DE FUNCIONAMIENTO		13,285,000,000		13,285,000,000
	C. PRESUPUESTO DE INVERSION		9,316,000,000		9,316,000,000
1301		POLÍTICA MACROECONOMICA Y FISCAL	6,279,000,000		6,279,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,279,000,000		6,279,000,000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	3,037,000,000		3,037,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,037,000,000		3,037,000,000
	TOTAL PRESUPUESTO SECCION		22,601,000,000		22,601,000,000

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

	A. PRESUPUESTO DE FUNCIONAMIENTO			16,080,000,000	16,080,000,000
	C. PRESUPUESTO DE INVERSION			18,484,000,000	18,484,000,000
1304		INSPECCION, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS		9,152,500,000	9,152,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,152,500,000	9,152,500,000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA		9,331,500,000	9,331,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,331,500,000	9,331,500,000
	TOTAL PRESUPUESTO SECCION			34,564,000,000	34,564,000,000

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

	A. PRESUPUESTO DE FUNCIONAMIENTO		1,352,154,000,000	6,052,000,000	1,358,206,000,000

8

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	203,779,062,008		203,779,062,008
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	196,610,993,628		196,610,993,628
	1000	INTERSUBSECTORIAL GOBIERNO	196,610,993,628		196,610,993,628
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	7,168,068,380		7,168,068,380
	1000	INTERSUBSECTORIAL GOBIERNO	7,168,068,380		7,168,068,380
		TOTAL PRESUPUESTO SECCION	1,555,933,062,008	6,052,000,000	1,561,985,062,008

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	9,508,000,000		9,508,000,000
		C. PRESUPUESTO DE INVERSION	1,213,072,000		1,213,072,000
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PUBLICOS	863,072,000		863,072,000
	1000	INTERSUBSECTORIAL GOBIERNO	863,072,000		863,072,000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	350,000,000		350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	350,000,000		350,000,000
		TOTAL PRESUPUESTO SECCION	10,721,072,000		10,721,072,000

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		203,914,000,000	203,914,000,000
		C. PRESUPUESTO DE INVERSION		19,436,000,000	19,436,000,000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA		19,436,000,000	19,436,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		19,436,000,000	19,436,000,000
		TOTAL PRESUPUESTO SECCION		223,350,000,000	223,350,000,000

SECCION: 1314

UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL - UGPPP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	185,099,232,294		185,099,232,294
		C. PRESUPUESTO DE INVERSION	6,634,041,074		6,634,041,074
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	711,186,224		711,186,224
	1000	INTERSUBSECTORIAL GOBIERNO	711,186,224		711,186,224
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	5,922,854,850		5,922,854,850
	1000	INTERSUBSECTORIAL GOBIERNO	5,922,854,850		5,922,854,850
		TOTAL PRESUPUESTO SECCION	191,733,273,368		191,733,273,368

9

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1315			
		FONDO ADAPTACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			27,674,478,118		27,674,478,118
C. PRESUPUESTO DE INVERSION			1,290,000,000,000		1,290,000,000,000
1303		REDUCCIÓN DE LA VULNERABILIDAD FISCAL ANTE DESASTRES Y RIESGOS CLIMÁTICOS	1,290,000,000,000		1,290,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,290,000,000,000		1,290,000,000,000
TOTAL PRESUPUESTO SECCION			1,317,674,478,118		1,317,674,478,118
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			51,312,268,915,419		51,312,268,915,419
TOTAL PRESUPUESTO SECCION			51,312,268,915,419		51,312,268,915,419
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			13,760,345,300,715		13,760,345,300,715
C. PRESUPUESTO DE INVERSION			1,052,984,506,979		1,052,984,506,979
1502		CAPACIDADES DE LAS FUERZAS MILITARES EN SEGURIDAD PÚBLICA Y DEFENSA EN EL TERRITORIO NACIONAL	783,765,350,000		783,765,350,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	783,765,350,000		783,765,350,000
1504		DESARROLLO MARÍTIMO, FLUVIAL Y COSTERO DESDE EL SECTOR DEFENSA	112,150,000,000		112,150,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	112,150,000,000		112,150,000,000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	12,000,000,000		12,000,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	12,000,000,000		12,000,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	145,069,156,979		145,069,156,979
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	145,069,156,979		145,069,156,979
TOTAL PRESUPUESTO SECCION			14,813,329,807,694		14,813,329,807,694
		SECCION: 1503			
		CAJA DE RETIRO DE LAS FUERZAS MILITARES			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,968,548,761,000	338,054,366,022	3,306,603,127,022
C. PRESUPUESTO DE INVERSION				6,651,641,000	6,651,641,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		3,500,000,000	3,500,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,500,000,000	3,500,000,000

10

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		3,151,641,000	3,151,641,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,151,641,000	3,151,641,000
		TOTAL PRESUPUESTO SECCION	2,968,548,761,000	344,706,007,022	3,313,254,768,022

<p style="text-align:center">SECCION: 1507
INSTITUTO CASAS FISCALES DEL EJERCITO</p>

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		20,649,000,000	20,649,000,000
		C. PRESUPUESTO DE INVERSION		14,075,000,000	14,075,000,000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS		14,075,000,000	14,075,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		14,075,000,000	14,075,000,000
		TOTAL PRESUPUESTO SECCION		34,724,000,000	34,724,000,000

<p style="text-align:center">SECCION: 1508
DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA</p>

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	23,894,000,000	9,600,000,000	33,494,000,000
		C. PRESUPUESTO DE INVERSION	3,200,000,000	180,000,000	3,380,000,000
1506		GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	3,200,000,000	180,000,000	3,380,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,200,000,000	180,000,000	3,380,000,000
		TOTAL PRESUPUESTO SECCION	27,094,000,000	9,780,000,000	36,874,000,000

<p style="text-align:center">SECCION: 1510
CLUB MILITAR DE OFICIALES</p>

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		51,638,612,655	51,638,612,655
		TOTAL PRESUPUESTO SECCION		51,638,612,655	51,638,612,655

<p style="text-align:center">SECCION: 1511
CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL</p>

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,875,759,945,000	277,847,559,878	3,153,607,504,878
		C. PRESUPUESTO DE INVERSION		13,979,650,000	13,979,650,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		11,979,650,000	11,979,650,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		11,979,650,000	11,979,650,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		2,000,000,000	2,000,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,000,000,000	2,000,000,000
		TOTAL PRESUPUESTO SECCION	2,875,759,945,000	291,827,209,878	3,167,587,154,878

11

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1512			
		FONDO ROTATORIO DE LA POLICIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO		338,642,427,839	338,642,427,839
		C. PRESUPUESTO DE INVERSION		4,500,000,000	4,500,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		4,500,000,000	4,500,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,500,000,000	4,500,000,000
		TOTAL PRESUPUESTO SECCION		343,142,427,839	343,142,427,839
		SECCION: 1516			
		SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA			
		A. PRESUPUESTO DE FUNCIONAMIENTO		20,179,000,000	20,179,000,000
		C. PRESUPUESTO DE INVERSION		11,500,000,000	11,500,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		11,500,000,000	11,500,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		11,500,000,000	11,500,000,000
		TOTAL PRESUPUESTO SECCION		31,679,000,000	31,679,000,000
		SECCION: 1519			
		HOSPITAL MILITAR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	20,086,519,000	381,744,493,001	401,831,012,001
		C. PRESUPUESTO DE INVERSION		28,170,000,000	28,170,000,000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS		19,210,000,000	19,210,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		19,210,000,000	19,210,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		8,960,000,000	8,960,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		8,960,000,000	8,960,000,000
		TOTAL PRESUPUESTO SECCION	20,086,519,000	409,914,493,001	430,001,012,001
		SECCION: 1520			
		AGENCIA LOGISTICA DE LAS FUERZAS MILITARES			
		A. PRESUPUESTO DE FUNCIONAMIENTO		559,539,024,085	559,539,024,085
		C. PRESUPUESTO DE INVERSION		5,350,000,000	5,350,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		5,350,000,000	5,350,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,350,000,000	5,350,000,000
		TOTAL PRESUPUESTO SECCION		564,889,024,085	564,889,024,085

12

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1601 POLICIA NACIONAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	9,903,734,000,000		9,903,734,000,000
		C. PRESUPUESTO DE INVERSION	248,092,800,000		248,092,800,000
1501		CAPACIDADES DE LA POLICÍA NACIONAL EN SEGURIDAD PÚBLICA, PREVENCIÓN, CONVIVENCIA Y SEGURIDAD CIUDADANA	223,942,800,000		223,942,800,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	223,942,800,000		223,942,800,000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	19,000,000,000		19,000,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	19,000,000,000		19,000,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	5,150,000,000		5,150,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5,150,000,000		5,150,000,000
		TOTAL PRESUPUESTO SECCION	10,151,826,800,000		10,151,826,800,000
		SECCION: 1701 MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	341,920,342,882		341,920,342,882
		C. PRESUPUESTO DE INVERSION	742,721,370,702		742,721,370,702
1701		MEJORAMIENTO DE LA HABITABILIDAD RURAL	228,285,711,668		228,285,711,668
	1100	INTERSUBSECTORIAL AGROPECUARIO	228,285,711,668		228,285,711,668
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	91,951,067,818		91,951,067,818
	1100	INTERSUBSECTORIAL AGROPECUARIO	91,951,067,818		91,951,067,818
1703		SERVICIOS FINANCIEROS Y GESTIÓN DEL RIESGO PARA LAS ACTIVIDADES AGROPECUARIAS Y RURALES	248,517,492,672		248,517,492,672
	1100	INTERSUBSECTORIAL AGROPECUARIO	248,517,492,672		248,517,492,672
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	12,600,000,000		12,600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,600,000,000		12,600,000,000
1706		APROVECHAMIENTO DE MERCADOS EXTERNOS	601,595,043		601,595,043
	1100	INTERSUBSECTORIAL AGROPECUARIO	601,595,043		601,595,043
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	22,905,272,845		22,905,272,845
	1100	INTERSUBSECTORIAL AGROPECUARIO	22,905,272,845		22,905,272,845
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	97,716,793,965		97,716,793,965
	1100	INTERSUBSECTORIAL AGROPECUARIO	97,716,793,965		97,716,793,965
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	40,143,436,691		40,143,436,691
	1100	INTERSUBSECTORIAL AGROPECUARIO	40,143,436,691		40,143,436,691
		TOTAL PRESUPUESTO SECCION	1,084,641,713,584		1,084,641,713,584

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1702			
		INSTITUTO COLOMBIANO AGROPECUARIO (ICA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	105,563,409,802	9,497,909,803	115,061,319,605
		C. PRESUPUESTO DE INVERSION	163,307,238,104	57,032,543,000	220,339,781,104
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	139,253,535,985	50,000,000,000	189,253,535,985
	1100	INTERSUBSECTORIAL AGROPECUARIO	139,253,535,985	50,000,000,000	189,253,535,985
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	24,053,702,119	7,032,543,000	31,086,245,119
	1100	INTERSUBSECTORIAL AGROPECUARIO	24,053,702,119	7,032,543,000	31,086,245,119
		TOTAL PRESUPUESTO SECCION	268,870,647,906	66,530,452,803	335,401,100,709
		SECCION: 1715			
		AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP			
		A. PRESUPUESTO DE FUNCIONAMIENTO	12,119,902,414	376,463,415	12,496,365,829
		C. PRESUPUESTO DE INVERSION	51,276,842,069	2,435,540,000	53,712,382,069
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	25,288,152,949		25,288,152,949
	1100	INTERSUBSECTORIAL AGROPECUARIO	25,288,152,949		25,288,152,949
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	9,510,516,349	2,435,540,000	11,946,056,349
	1100	INTERSUBSECTORIAL AGROPECUARIO	9,510,516,349	2,435,540,000	11,946,056,349
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	11,506,934,564		11,506,934,564
	1100	INTERSUBSECTORIAL AGROPECUARIO	11,506,934,564		11,506,934,564
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	4,971,238,207		4,971,238,207
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,971,238,207		4,971,238,207
		TOTAL PRESUPUESTO SECCION	63,396,744,483	2,812,003,415	66,208,747,898
		SECCION: 1716			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	52,073,688,859		52,073,688,859
		C. PRESUPUESTO DE INVERSION	196,006,673,524		196,006,673,524
1705		RESTITUCIÓN DE TIERRAS A VÍCTIMAS DEL CONFLICTO ARMADO	164,357,886,569		164,357,886,569
	1100	INTERSUBSECTORIAL AGROPECUARIO	164,357,886,569		164,357,886,569
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	31,648,786,955		31,648,786,955
	1100	INTERSUBSECTORIAL AGROPECUARIO	31,648,786,955		31,648,786,955
		TOTAL PRESUPUESTO SECCION	248,080,362,383		248,080,362,383

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1717			
		AGENCIA NACIONAL DE TIERRAS - ANT			
		A. PRESUPUESTO DE FUNCIONAMIENTO	21,967,133,158		21,967,133,158
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	98,141,007		98,141,007
		C. PRESUPUESTO DE INVERSION	314,924,294,330	1,500,000,000	316,424,294,330
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	287,402,368,957	1,500,000,000	288,902,368,957
	1100	INTERSUBSECTORIAL AGROPECUARIO	287,402,368,957	1,500,000,000	288,902,368,957
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	27,521,925,373		27,521,925,373
	1100	INTERSUBSECTORIAL AGROPECUARIO	27,521,925,373		27,521,925,373
		TOTAL PRESUPUESTO SECCION	336,989,568,495	1,500,000,000	338,489,568,495
		SECCION: 1718			
		AGENCIA DE DESARROLLO RURAL - ADR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	21,993,510,913		21,993,510,913
		C. PRESUPUESTO DE INVERSION	247,205,975,094	1,652,000,000	348,857,975,094
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	115,959,392,610		115,959,392,610
	1100	INTERSUBSECTORIAL AGROPECUARIO	115,959,392,610		115,959,392,610
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	19,508,324,302		19,508,324,302
	1100	INTERSUBSECTORIAL AGROPECUARIO	19,508,324,302		19,508,324,302
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	98,144,099,066	1,652,000,000	99,796,099,066
	1100	INTERSUBSECTORIAL AGROPECUARIO	98,144,099,066	1,652,000,000	99,796,099,066
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR AGROPECUARIO	13,594,159,116		13,594,159,116
	1100	INTERSUBSECTORIAL AGROPECUARIO	13,594,159,116		13,594,159,116
		TOTAL PRESUPUESTO SECCION	269,199,486,007	1,652,000,000	270,851,486,007
		SECCION: 1719			
		AGENCIA DE RENOVACION DEL TERRITORIO - ART			
		A. PRESUPUESTO DE FUNCIONAMIENTO	47,472,083,624		47,472,083,624
		C. PRESUPUESTO DE INVERSION	66,595,114,310		66,595,114,310
1710		RENOVACIÓN TERRITORIAL PARA EL DESARROLLO INTEGRAL DE LAS ZONAS RURALES AFECTADAS POR EL CONFLICTO ARMADO	64,595,114,310		64,595,114,310
	1100	INTERSUBSECTORIAL AGROPECUARIO	64,595,114,310		64,595,114,310
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	2,000,000,000		2,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
		TOTAL PRESUPUESTO SECCION	114,067,197,934		114,067,197,934

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1901 **MINISTERIO DE SALUD Y PROTECCION SOCIAL**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	30,583,108,406,007		30,583,108,406,007
		C. PRESUPUESTO DE INVERSION	505,676,708,196		505,676,708,196
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	491,670,845,242		491,670,845,242
	0300	INTERSUBSECTORIAL SALUD	491,670,845,242		491,670,845,242
1902		ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS	10,550,000,000		10,550,000,000
	0300	INTERSUBSECTORIAL SALUD	10,550,000,000		10,550,000,000
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	3,455,862,954		3,455,862,954
	0300	INTERSUBSECTORIAL SALUD	3,455,862,954		3,455,862,954
		TOTAL PRESUPUESTO SECCION	31,088,785,114,203		31,088,785,114,203
		SECCION: 1903 **INSTITUTO NACIONAL DE SALUD (INS)**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	33,970,252,072	2,148,146,000	36,118,398,072
		C. PRESUPUESTO DE INVERSION	24,225,577,546	3,090,001,000	27,315,578,546
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	20,459,889,546	2,811,901,000	23,271,790,546
	0300	INTERSUBSECTORIAL SALUD	20,459,889,546	2,811,901,000	23,271,790,546
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	3,765,688,000	278,100,000	4,043,788,000
	0300	INTERSUBSECTORIAL SALUD	3,765,688,000	278,100,000	4,043,788,000
		TOTAL PRESUPUESTO SECCION	58,195,829,618	5,238,147,000	63,433,976,618
		SECCION: 1910 **SUPERINTENDENCIA NACIONAL DE SALUD**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,520,000,000	86,797,402,161	89,317,402,161
		C. PRESUPUESTO DE INVERSION	1,367,612,393	63,688,742,000	65,056,354,393
1902		ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS		1,060,194,150	1,060,194,150
	0300	INTERSUBSECTORIAL SALUD		1,060,194,150	1,060,194,150
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		46,962,232,983	46,962,232,983
	0300	INTERSUBSECTORIAL SALUD		46,962,232,983	46,962,232,983
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	1,367,612,393	15,666,314,867	17,033,927,260
	0300	INTERSUBSECTORIAL SALUD	1,367,612,393	15,666,314,867	17,033,927,260
		TOTAL PRESUPUESTO SECCION	3,887,612,393	150,486,144,161	154,373,756,554

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCIÓN: 1912			
		INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA			
		A. PRESUPUESTO DE FUNCIONAMIENTO		123,427,727,860	123,427,727,860
		C. PRESUPUESTO DE INVERSION		59,515,000,000	59,515,000,000
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		51,290,157,689	51,290,157,689
	0300	INTERSUBSECTORIAL SALUD		51,290,157,689	51,290,157,689
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		8,224,842,311	8,224,842,311
	0300	INTERSUBSECTORIAL SALUD		8,224,842,311	8,224,842,311
		TOTAL PRESUPUESTO SECCION		182,942,727,860	182,942,727,860
		SECCION: 1913			
		FONDO DE PREVISION SOCIAL DEL CONGRESO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	130,304,296,867	158,423,612,000	288,727,908,867
		C. PRESUPUESTO DE INVERSION		400,000,000	400,000,000
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		400,000,000	400,000,000
	0300	INTERSUBSECTORIAL SALUD		400,000,000	400,000,000
		TOTAL PRESUPUESTO SECCION	130,304,296,867	158,823,612,000	289,127,908,867
		SECCION: 1914			
		FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	418,529,084,574	103,409,630,000	521,938,714,574
		C. PRESUPUESTO DE INVERSION	3,200,000,000		3,200,000,000
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	3,200,000,000		3,200,000,000
	0300	INTERSUBSECTORIAL SALUD	3,200,000,000		3,200,000,000
		TOTAL PRESUPUESTO SECCION	421,729,084,574	103,409,630,000	525,138,714,574
		SECCION: 2101			
		MINISTERIO DE MINAS Y ENERGIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	102,474,640,300		102,474,640,300
		C. PRESUPUESTO DE INVERSION	3,648,645,209,054		3,648,645,209,054
2101		ACCESO AL SERVICIO PÚBLICO DOMICILIARIO DE GAS COMBUSTIBLE	707,157,096,436		707,157,096,436
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	707,157,096,436		707,157,096,436
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	2,668,296,672,454		2,668,296,672,454
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	2,668,296,672,454		2,668,296,672,454

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS	77,083,400,000		77,083,400,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	77,083,400,000		77,083,400,000
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO.	71,209,356,383		71,209,356,383
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	71,209,356,383		71,209,356,383
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO	35,069,434,400		35,069,434,400
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	35,069,434,400		35,069,434,400
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	39,099,864,400		39,099,864,400
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	39,099,864,400		39,099,864,400
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	50,729,384,981		50,729,384,981
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	50,729,384,981		50,729,384,981
TOTAL PRESUPUESTO SECCION			3,751,119,849,354		3,751,119,849,354

SECCION: 2103
SERVICIO GEOLÓGICO COLOMBIANO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			45,508,594,000	7,373,770,000	52,882,364,000
C. PRESUPUESTO DE INVERSION			20,466,665,570	9,558,230,000	30,024,895,570
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	16,300,000,000	130,000,000	16,430,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	16,300,000,000	130,000,000	16,430,000,000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	4,166,665,570	9,428,230,000	13,594,895,570
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	4,166,665,570	9,428,230,000	13,594,895,570
TOTAL PRESUPUESTO SECCION			65,975,259,570	16,932,000,000	82,907,259,570

SECCION: 2109
UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				15,701,216,000	15,701,216,000
C. PRESUPUESTO DE INVERSION				20,469,934,840	20,469,934,840
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA		1,830,052,500	1,830,052,500
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		1,830,052,500	1,830,052,500
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO		2,035,179,718	2,035,179,718
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		2,035,179,718	2,035,179,718
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		16,058,802,622	16,058,802,622
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		16,058,802,622	16,058,802,622
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA		545,900,000	545,900,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		545,900,000	545,900,000
TOTAL PRESUPUESTO SECCION				36,171,150,840	36,171,150,840

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2110			
		INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-			
		A. PRESUPUESTO DE FUNCIONAMIENTO	14,871,774,318	19,963,970,000	34,835,744,318
		C. PRESUPUESTO DE INVERSION	29,563,890,000	13,960,554,000	43,524,444,000
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	20,723,890,000	13,960,554,000	34,684,444,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	20,723,890,000	13,960,554,000	34,684,444,000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	8,840,000,000		8,840,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	8,840,000,000		8,840,000,000
		TOTAL PRESUPUESTO SECCION	44,435,664,318	33,924,524,000	78,360,188,318
		SECCION: 2111			
		AGENCIA NACIONAL DE HIDROCARBUROS - ANH			
		A PRESUPUESTO DE FUNCIONAMIENTO		405,105,574,000	405,105,574,000
		C. PRESUPUESTO DE INVERSION		264,400,817,108	264,400,817,108
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS		57,200,817,108	57,200,817,108
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		57,200,817,108	57,200,817,108
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		190,000,000,000	190,000,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		190,000,000,000	190,000,000,000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA		17,200,000,000	17,200,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		17,200,000,000	17,200,000,000
		TOTAL PRESUPUESTO SECCION		669,506,391,108	669,506,391,108
		SECCION: 2112			
		AGENCIA NACIONAL DE MINERÍA - ANM			
		A PRESUPUESTO DE FUNCIONAMIENTO	22,342,722,000	75,861,371,000	98,204,093,000
		C. PRESUPUESTO DE INVERSION	13,062,507,356	17,823,606,133	30,886,113,489
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO	9,768,756,098	11,989,421,568	21,758,177,666
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	9,768,756,098	11,989,421,568	21,758,177,666
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO	297,695,430	527,304,570	825,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	297,695,430	527,304,570	825,000,000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	2,996,055,828	5,306,879,995	8,302,935,823
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	2,996,055,828	5,306,879,995	8,302,935,823
		TOTAL PRESUPUESTO SECCION	35,405,229,356	93,684,977,133	129,090,206,489

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2201 **MINISTERIO DE EDUCACION NACIONAL**			
	A.	PRESUPUESTO DE FUNCIONAMIENTO	37,194,139,182,370		37,194,139,182,370
	C.	PRESUPUESTO DE INVERSION	4,194,409,440,940		4,194,409,440,940
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	1,875,038,459,683		1,875,038,459,683
	0700	INTERSUBSECTORIAL EDUCACIÓN	1,875,038,459,683		1,875,038,459,683
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	2,284,735,942,672		2,284,735,942,672
	0700	INTERSUBSECTORIAL EDUCACIÓN	2,284,735,942,672		2,284,735,942,672
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	34,635,038,585		34,635,038,585
	0700	INTERSUBSECTORIAL EDUCACIÓN	34,635,038,585		34,635,038,585
		TOTAL PRESUPUESTO SECCION	41,388,548,623,310		41,388,548,623,310
		SECCION: 2209 **INSTITUTO NACIONAL PARA SORDOS (INSOR)**			
	A.	PRESUPUESTO DE FUNCIONAMIENTO	5,092,057,000		5,092,057,000
	C.	PRESUPUESTO DE INVERSION	2,608,704,000	1,424,200,000	4,032,904,000
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACION EN CONDICIÓN DE DISCAPACIDAD	1,945,721,308	1,137,918,722	3,083,640,030
	0700	INTERSUBSECTORIAL EDUCACIÓN	1,945,721,308	1,137,918,722	3,083,640,030
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	662,982,692	286,281,278	949,263,970
	0700	INTERSUBSECTORIAL EDUCACIÓN	662,982,692	286,281,278	949,263,970
		TOTAL PRESUPUESTO SECCION	7,700,761,000	1,424,200,000	9,124,961,000
		SECCION 2210 **INSTITUTO NACIONAL PARA CIEGOS (INCI)**			
	A.	PRESUPUESTO DE FUNCIONAMIENTO	5,201,053,000	252,000,000	5,453,053,000
	C.	PRESUPUESTO DE INVERSION	1,530,958,589	760,000,000	2,290,958,589
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD	1,256,657,732	497,142,857	1,753,800,589
	0700	INTERSUBSECTORIAL EDUCACIÓN	1,256,657,732	497,142,857	1,753,800,589
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	274,300,857	262,857,143	537,158,000
	0700	INTERSUBSECTORIAL EDUCACION	274,300,857	262,857,143	537,158,000
		TOTAL PRESUPUESTO SECCION	6,732,011,589	1,012,000,000	7,744,011,589

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2234 **ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	16,483,500,000	4,476,033,642	20,959,533,642
		C. PRESUPUESTO DE INVERSION	670,158,701	6,694,000,000	7,364,158,701
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	670,158,701	6,694,000,000	7,364,158,701
	0700	INTERSUBSECTORIAL EDUCACIÓN	670,158,701	6,694,000,000	7,364,158,701
		TOTAL PRESUPUESTO SECCION	17,153,658,701	11,170,033,642	28,323,692,343
		SECCION: 2238 **INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,070,700,000	350,000,000	3,420,700,000
		C. PRESUPUESTO DE INVERSION	2,881,135,334		2,881,135,334
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	2,881,135,334		2,881,135,334
	0700	INTERSUBSECTORIAL EDUCACIÓN	2,881,135,334		2,881,135,334
		TOTAL PRESUPUESTO SECCION	5,951,835,334	350,000,000	6,301,835,334
		SECCION: 2239 **INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,889,400,000	1,115,000,000	5,004,400,000
		C. PRESUPUESTO DE INVERSION	788,336,769	2,386,000,000	3,174,336,769
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	788,336,769	2,386,000,000	3,174,336,769
	0700	INTERSUBSECTORIAL EDUCACIÓN	788,336,769	2,386,000,000	3,174,336,769
		TOTAL PRESUPUESTO SECCION	4,677,736,769	3,501,000,000	8,178,736,769
		SECCION: 2241 **INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	7,856,800,000	6,904,464,794	14,761,264,794
		C. PRESUPUESTO DE INVERSION	861,852,208	456,000,000	1,317,852,208
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	861,852,208	456,000,000	1,317,852,208
	0700	INTERSUBSECTORIAL EDUCACIÓN	861,852,208	456,000,000	1,317,852,208
		TOTAL PRESUPUESTO SECCION	8,718,652,208	7,360,464,794	16,079,117,002
		SECCION: 2242 **INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,301,900,000	2,193,000,000	6,494,900,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	1,110,000,000		1,110,000,000
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	1,110,000,000		1,110,000,000
	0700	INTERSUBSECTORIAL EDUCACIÓN	1,110,000,000		1,110,000,000
		TOTAL PRESUPUESTO SECCION	5,411,900,000	2,193,000,000	7,604,900,000

SECCION: 2301
MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	66,948,496,183		66,948,496,183
		C. PRESUPUESTO DE INVERSION	17,556,000,000		17,556,000,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL	13,222,000,000		13,222,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES	13,222,000,000		13,222,000,000
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES	4,334,000,000		4,334,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES	4,334,000,000		4,334,000,000
		TOTAL PRESUPUESTO SECCION	84,504,496,183		84,504,496,183

SECCION: 2306
FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		424,199,002,945	424,199,002,945
		C. PRESUPUESTO DE INVERSION		843,020,916,998	843,020,916,998
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		545,708,830,275	545,708,830,275
	0400	INTERSUBSECTORIAL COMUNICACIONES		545,708,830,275	545,708,830,275
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		237,560,891,553	237,560,891,553
	0400	INTERSUBSECTORIAL COMUNICACIONES		237,560,891,553	237,560,891,553
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		59,751,195,170	59,751,195,170
	0400	INTERSUBSECTORIAL COMUNICACIONES		59,751,195,170	59,751,195,170
		TOTAL PRESUPUESTO SECCION		1,267,219,919,943	1,267,219,919,943

SECCION: 2309
AGENCIA NACIONAL DEL ESPECTRO - ANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		13,997,000,000	13,997,000,000

22

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION		14,660,000,000	14,660,000,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		6,840,835,085	6,840,835,085
	0400	INTERSUBSECTORIAL COMUNICACIONES		6,840,835,085	6,840,835,085
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		7,819,164,915	7,819,164,915
	0400	INTERSUBSECTORIAL COMUNICACIONES		7,819,164,915	7,819,164,915
		TOTAL PRESUPUESTO SECCION		28,657,000,000	28,657,000,000

SECCION: 2310

AUTORIDAD NACIONAL DE TELEVISION ANTV

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A PRESUPUESTO DE FUNCIONAMIENTO		19,061,650,836	19,061,650,836
		C. PRESUPUESTO DE INVERSION		277,019,059,000	277,019,059,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		250,586,730,977	250,586,730,977
	0400	INTERSUBSECTORIAL COMUNICACIONES		250,586,730,977	250,586,730,977
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		10,626,229,972	10,626,229,972
	0400	INTERSUBSECTORIAL COMUNICACIONES		10,626,229,972	10,626,229,972
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		15,806,098,051	15,806,098,051
	0400	INTERSUBSECTORIAL COMUNICACIONES		15,806,098,051	15,806,098,051
		TOTAL PRESUPUESTO SECCION		296,080,709,836	296,080,709,836

SECCION: 2311

COMPUTADORES PARA EDUCAR CPE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		17,183,419,480	17,183,419,480
		C. PRESUPUESTO DE INVERSION		35,976,600,020	35,976,600,020
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		35,976,600,020	35,976,600,020
	0400	INTERSUBSECTORIAL COMUNICACIONES		35,976,600,020	35,976,600,020
		TOTAL PRESUPUESTO SECCION		53,160,019,500	53,160,019,500

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	73,265,640,374		73,265,640,374
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	3,420,000,000		3,420,000,000

23

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	112,308,002,961		112,308,002,961
2402		INFRAESTRUCTURA RED VIAL REGIONAL	20,503,000,000		20,503,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	20,503,000,000		20,503,000,000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	38,639,002,961		38,639,002,961
	0600	INTERSUBSECTORIAL TRANSPORTE	38,639,002,961		38,639,002,961
2407		INFRAESTRUCTURA Y SERVICIOS DE LOGÍSTICA DE TRANSPORTE	40,686,000,000		40,686,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	40,686,000,000		40,686,000,000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	9,006,000,000		9,006,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	9,006,000,000		9,006,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	3,474,000,000		3,474,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	3,474,000,000		3,474,000,000
		TOTAL PRESUPUESTO SECCION	188,993,643,335		188,993,643,335

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	119,821,513,937	123,623,000,000	243,444,513,937
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	9,426,722,619		9,426,722,619
		C. PRESUPUESTO DE INVERSION	2,403,206,147,587	1,088,567,312,823	3,491,773,460,410
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	1,056,154,549,777	863,058,448,000	1,919,212,997,777
	0600	INTERSUBSECTORIAL TRANSPORTE	1,056,154,549,777	863,058,448,000	1,919,212,997,777
2402		INFRAESTRUCTURA RED VIAL REGIONAL	1,321,171,597,810	39,647,312,823	1,360,818,910,633
	0600	INTERSUBSECTORIAL TRANSPORTE	1,321,171,597,810	39,647,312,823	1,360,818,910,633
2404		INFRAESTRUCTURA DE TRANSPORTE FERREO	1,000,000,000	2,500,000,000	3,500,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000	2,500,000,000	3,500,000,000
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO		90,000,000,000	90,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		90,000,000,000	90,000,000,000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	15,100,000,000		15,100,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	15,100,000,000		15,100,000,000
2409		SEGURIDAD DE TRANSPORTE	4,100,000,000	81,556,600,000	85,656,600,000
	0600	INTERSUBSECTORIAL TRANSPORTE	4,100,000,000	81,556,600,000	85,656,600,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	5,680,000,000	11,804,952,000	17,484,952,000
	0600	INTERSUBSECTORIAL TRANSPORTE	5,680,000,000	11,804,952,000	17,484,952,000
		TOTAL PRESUPUESTO SECCION	2,532,454,384,143	1,212,190,312,823	3,744,644,696,966

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		608,458,790,543	608,458,790,543

24

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		1,316,000,000	1,316,000,000
		C. PRESUPUESTO DE INVERSION	100,000,000,000	800,715,000,000	900,715,000,000
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO	100,000,000,000	742,904,000,000	842,904,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	100,000,000,000	742,904,000,000	842,904,000,000
2409		SEGURIDAD DE TRANSPORTE		21,378,000,000	21,378,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		21,378,000,000	21,378,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		36,433,000,000	36,433,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		36,433,000,000	36,433,000,000
		TOTAL PRESUPUESTO SECCION	100,000,000,000	1,410,489,790,543	1,510,489,790,543

SECCION: 2413

AGENCIA NACIONAL DE INFRAESTRUCTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,741,000,000	73,039,665,239	74,780,665,239
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	608,283,882,399		608,283,882,399
		C. PRESUPUESTO DE INVERSION	2,301,022,028,507	117,766,000,000	2,418,788,028,507
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	2,301,022,028,507	5,500,000,000	2,306,522,028,507
	0600	INTERSUBSECTORIAL TRANSPORTE	2,301,022,028,507	5,500,000,000	2,306,522,028,507
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO		3,500,000,000	3,500,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		3,500,000,000	3,500,000,000
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO		93,200,000,000	93,200,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		93,200,000,000	93,200,000,000
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO		3,000,000,000	3,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		3,000,000,000	3,000,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		12,566,000,000	12,566,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		12,566,000,000	12,566,000,000
		TOTAL PRESUPUESTO SECCION	2,911,046,910,906	190,805,665,239	3,101,852,576,145

SECCION: 2414

UNIDAD DE PLANEACION DEL SECTOR DE INFRAESTRUCTURA DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,360,992,501		2,360,992,501
		TOTAL PRESUPUESTO SECCION	2,360,992,501		2,360,992,501

SECCION: 2415

COMISION DE REGULACION DE INFRAESTRUCTURA Y TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2.360,992,501		2,360,992,501
		TOTAL PRESUPUESTO SECCION	2,360,992,501		2,360,992,501

25

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2416

AGENCIA NACIONAL DE SEGURIDAD VIAL

		A. PRESUPUESTO DE FUNCIONAMIENTO		18,667,920,121	18,667,920,121
		C. PRESUPUESTO DE INVERSION		143,936,000,000	143,936,000,000
2409		SEGURIDAD DE TRANSPORTE		135,936,000,000	135,936,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		135,936,000,000	135,936,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		8,000,000,000	8,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		8,000,000,000	8,000,000,000
		TOTAL PRESUPUESTO SECCION		162,603,920,121	162,603,920,121

SECCION: 2417

SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE

		A. PRESUPUESTO DE FUNCIONAMIENTO		29,666,877,742	29,666,877,742
		C. PRESUPUESTO DE INVERSION		19,500,000,000	19,500,000,000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE		12,000,000,000	12,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		12,000,000,000	12,000,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		7,500,000,000	7,500,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		7,500,000,000	7,500,000,000
		TOTAL PRESUPUESTO SECCION		49,166,877,742	49,166,877,742

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

		A. PRESUPUESTO DE FUNCIONAMIENTO	650,906,484,794		650,906,484,794
		C. PRESUPUESTO DE INVERSION	54,509,400,000		54,509,400,000
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	180,000,000		180,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	180,000,000		180,000,000
2503		LUCHA CONTRA LA CORRUPCIÓN	4,991,000,000		4,991,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,991,000,000		4,991,000,000
2504		VIGILANCIA DE LA GESTIÓN ADMINISTRATIVA DE LOS FUNCIONARIOS DEL ESTADO	33,480,000,000		33,480,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	33,480,000,000		33,480,000,000
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	15,858,400,000		15,858,400,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,858,400,000		15,858,400,000
		TOTAL PRESUPUESTO SECCION	705,415,884,794		705,415,884,794

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2502			
		DEFENSORIA DEL PUEBLO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	485,375,030,616		485,375,030,616
		C. PRESUPUESTO DE INVERSION	46,839,491,316		**46,839,491,316**
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	21,343,283,446		21,343,283,446
	1000	INTERSUBSECTORIAL GOBIERNO	21,343,283,446		21,343,283,446
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	25,496,207,870		25,496,207,870
	1000	INTERSUBSECTORIAL GOBIERNO	25,496,207,870		25,496,207,870
		TOTAL PRESUPUESTO SECCION	532,214,521,932		532,214,521,932
		SECCION: 2601			
		CONTRALORIA GENERAL DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	487,582,000,000		487,582,000,000
		C. PRESUPUESTO DE INVERSION	99,024,677,735		99,024,677,735
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	40,988,000,000		40,988,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,988,000,000		40,988,000,000
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	58,036,677,735		58,036,677,735
	1000	INTERSUBSECTORIAL GOBIERNO	58,036,677,735		58,036,677,735
		TOTAL PRESUPUESTO SECCION	586,606,677,735		586,606,677,735
		SECCION: 2602			
		FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	39,859,000,000	20,727,000,000	60,586,000,000
		TOTAL PRESUPUESTO SECCION	39,859,000,000	20,727,000,000	60,586,000,000
		SECCION: 2701			
		RAMA JUDICIAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,975,862,609,424		3,975,862,609,424
		C. PRESUPUESTO DE INVERSION	383,834,000,000		383,834,000,000
2701		MEJORAMIENTO DE LAS COMPETENCIAS DE LA ADMINISTRACION DE JUSTICIA	292,556,350,000		292,556,350,000
	0800	INTERSUBSECTORIAL JUSTICIA	292,556,350,000		292,556,350,000
2799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RAMA JUDICIAL	91,277,650,000		91,277,650,000
	0800	INTERSUBSECTORIAL JUSTICIA	91,277,650,000		91,277,650,000
		TOTAL PRESUPUESTO SECCION	4,359,696,609,424		4,359,696,609,424

27

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2801 **REGISTRADURIA NACIONAL DEL ESTADO CIVIL**			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,103,777,416,499		1,103,777,416,499
C. PRESUPUESTO DE INVERSION			83,518,196,471		83,518,196,471
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN	83,518,196,471		83,518,196,471
	1000	INTERSUBSECTORIAL GOBIERNO	83,518,196,471		83,518,196,471
TOTAL PRESUPUESTO SECCION			1,187,295,612,970		1,187,295,612,970
		SECCION: 2802 **FONDO ROTATORIO DE LA REGISTRADURIA**			
A. PRESUPUESTO DE FUNCIONAMIENTO				34,523,715,330	34,523,715,330
C. PRESUPUESTO DE INVERSION				49,833,491,261	49,833,491,261
2801		PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES		2,625,625,000	2,625,625,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,625,625,000	2,625,625,000
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN		7,296,277,787	7,296,277,787
	1000	INTERSUBSECTORIAL GOBIERNO		7,296,277,787	7,296,277,787
2899		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR REGISTRADURÍA		39,911,588,474	39,911,588,474
	1000	INTERSUBSECTORIAL GOBIERNO		39,911,588,474	39,911,588,474
TOTAL PRESUPUESTO SECCION				84,357,206,591	84,357,206,591
		SECCION: 2803 **FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**			
A. PRESUPUESTO DE FUNCIONAMIENTO				12,897,498,000	12,897,498,000
TOTAL PRESUPUESTO SECCION				12,897,498,000	12,897,498,000
		SECCION: 2901 **FISCALIA GENERAL DE LA NACION**			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,498,595,433,168		3,498,595,433,168
C. PRESUPUESTO DE INVERSION			81,983,925,000		81,983,925,000
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	13,250,000,000		13,250,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	13,250,000,000		13,250,000,000
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA	68,733,925,000		68,733,925,000
	0800	INTERSUBSECTORIAL JUSTICIA	68,733,925,000		68,733,925,000
TOTAL PRESUPUESTO SECCION			3,580,579,358,168		3,580,579,358,168

23

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2902			
		INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	191,627,826,789	841,000,000	192,468,826,789
		C. PRESUPUESTO DE INVERSION	31,330,625,998	9,751,000,000	41,081,625,998
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	16,399,136,130	9,751,000,000	26,150,136,130
	0800	INTERSUBSECTORIAL JUSTICIA	16,399,136,130	9,751,000,000	26,150,136,130
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA	14,931,489,868		14,931,489,868
	0800	INTERSUBSECTORIAL JUSTICIA	14,931,489,868		14,931,489,868
		TOTAL PRESUPUESTO SECCION	222,958,452,787	10,592,000,000	233,550,452,787
		SECCION: 2904			
		FONDO ESPECIAL PARA LA ADMINISTRACION DE BIENES DE LA FISCALIA GENERAL DE LA NACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO		11,046,778,749	11,046,778,749
		C. PRESUPUESTO DE INVERSION		48,455,000,000	48,455,000,000
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA		12,750,000,000	12,750,000,000
	0800	INTERSUBSECTORIAL JUSTICIA		12,750,000,000	12,750,000,000
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA		35,705,000,000	35,705,000,000
	0800	INTERSUBSECTORIAL JUSTICIA		35,705,000,000	35,705,000,000
		TOTAL PRESUPUESTO SECCION		59,501,778,749	59,501,778,749
		SECCION: 3201			
		MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	172,035,095,232		172,035,095,232
		C. PRESUPUESTO DE INVERSION	145,915,861,183		145,915,861,183
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	25,820,950,379		25,820,950,379
	0900	INTERSUBSECTORIAL AMBIENTE	25,820,950,379		25,820,950,379
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	34,658,980,823		34,658,980,823
	0900	INTERSUBSECTORIAL AMBIENTE	34,658,980,823		34,658,980,823
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	3,172,231,528		3,172,231,528
	0900	INTERSUBSECTORIAL AMBIENTE	3,172,231,528		3,172,231,528
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	26,068,144,023		26,068,144,023
	0900	INTERSUBSECTORIAL AMBIENTE	26,068,144,023		26,068,144,023
3205		ORDENAMIENTO AMBIENTAL TERRITORIAL	7,138,931,305		7,138,931,305
	0900	INTERSUBSECTORIAL AMBIENTE	7,138,931,305		7,138,931,305
3206		GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	3,109,384,612		3,109,384,612
	0900	INTERSUBSECTORIAL AMBIENTE	3,109,384,612		3,109,384,612

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3207		GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS	3,134,675,860		3,134,675,860
	0900	INTERSUBSECTORIAL AMBIENTE	3,134,675,860		3,134,675,860
3208		EDUCACION AMBIENTAL	1,256,139,096		1,256,139,096
	0900	INTERSUBSECTORIAL AMBIENTE	1,256,139,096		1,256,139,096
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	41,556,423,557		41,556,423,557
	0900	INTERSUBSECTORIAL AMBIENTE	41,556,423,557		41,556,423,557
		TOTAL PRESUPUESTO SECCION	317,950,956,415		317,950,956,415

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES-IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	43,543,267,785	1,527,000,000	45,070,267,785
		C. PRESUPUESTO DE INVERSION	24,890,448,291	3,283,487,484	28,173,935,775
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	23,226,889,534	3,283,487,484	26,510,377,018
	0900	INTERSUBSECTORIAL AMBIENTE	23,226,889,534	3,283,487,484	26,510,377,018
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	1,663,558,757		1,663,558,757
	0900	INTERSUBSECTORIAL AMBIENTE	1,663,558,757		1,663,558,757
		TOTAL PRESUPUESTO SECCION	68,433,716,076	4,810,487,484	73,244,203,560

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		29,789,287,000	29,789,287,000
		C. PRESUPUESTO DE INVERSION	55,000,000,000	109,762,000,000	164,762,000,000
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	55,000,000,000	71,472,347,998	126,472,347,998
	0900	INTERSUBSECTORIAL AMBIENTE	55,000,000,000	71,472,347,998	126,472,347,998
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS		28,169,346,084	28,169,346,084
	0900	INTERSUBSECTORIAL AMBIENTE		28,169,346,084	28,169,346,084
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE		10,120,305,918	10,120,305,918
	0900	INTERSUBSECTORIAL AMBIENTE		10,120,305,918	10,120,305,918
		TOTAL PRESUPUESTO SECCION	55,000,000,000	139,551,287,000	194,551,287,000

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,855,403,000		2,855,403,000
		TOTAL PRESUPUESTO SECCION	2,855,403,000		2,855,403,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3209			
		CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,748,752,587		4,748,752,587
		TOTAL PRESUPUESTO SECCION	4,748,752,587		4,748,752,587
		SECCION: 3210			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,389,235,554		3,389,235,554
		C. PRESUPUESTO DE INVERSION	3,776,391,879		3,776,391,879
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	500,000,000		500,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	500,000,000		500,000,000
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	1,600,000,000		1,600,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,600,000,000		1,600,000,000
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	776,391,879		776,391,879
	0900	INTERSUBSECTORIAL AMBIENTE	776,391,879		776,391,879
3207		GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS	900,000,000		900,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	900,000,000		900,000,000
		TOTAL PRESUPUESTO SECCION	7,165,627,433		7,165,627,433
		SECCION: 3211			
		CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,448,056,000		3,448,056,000
		TOTAL PRESUPUESTO SECCION	3,448,056,000		3,448,056,000
		SECCION: 3212			
		CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,899,475,296		1,899,475,296
		C. PRESUPUESTO DE INVERSION	3,347,990,033		3,347,990,033
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,699,030,388		1,699,030,388
	0900	INTERSUBSECTORIAL AMBIENTE	1,699,030,388		1,699,030,388
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	1,148,959,645		1,148,959,645
	0900	INTERSUBSECTORIAL AMBIENTE	1,148,959,645		1,148,959,645
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	500,000,000		500,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	500,000,000		500,000,000
		TOTAL PRESUPUESTO SECCION	5,247,465,329		5,247,465,329

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3213			
		COORPORACION AUTONOMA REGIONAL PARA LA DEFENSA DE LA MESETA DE BUCARAMANGA CDMB			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,091,700,225		1,091,700,225
		TOTAL PRESUPUESTO SECCION	1,091,700,225		1,091,700,225
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,951,818,712		1,951,818,712
		TOTAL PRESUPUESTO SECCION	1,951,818,712		1,951,818,712
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,426,207,169		2,426,207,169
		TOTAL PRESUPUESTO SECCION	2,426,207,169		2,426,207,169
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,358,988,648		2,358,988,648
		C. PRESUPUESTO DE INVERSION	1,749,094,650		1,749,094,650
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	592,154,870		592,154,870
	0900	INTERSUBSECTORIAL AMBIENTE	592,154,870		592,154,870
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	1,156,939,780		1,156,939,780
	0900	INTERSUBSECTORIAL AMBIENTE	1,156,939,780		1,156,939,780
		TOTAL PRESUPUESTO SECCION	4,108,083,298		4,108,083,298
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,460,053,000		3,460,053,000
		TOTAL PRESUPUESTO SECCION	3,460,053,000		3,460,053,000
		SECCION: 3218			
		CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,429,762,000		3,429,762,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	2,795,865,278		2,795,865,278
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	2,216,575,889		2,216,575,889
	0900	INTERSUBSECTORIAL AMBIENTE	2,216,575,889		2,216,575,889
3205		ORDENAMIENTO AMBIENTAL TERRITORIAL	579,289,389		579,289,389
	0900	INTERSUBSECTORIAL AMBIENTE	579,289,389		579,289,389
		TOTAL PRESUPUESTO SECCION	6,225,627,278		6,225,627,278

SECCION: 3219
CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,698,855,000		2,698,855,000
		C. PRESUPUESTO DE INVERSION	5,550,510,258		5,550,510,258
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	3,385,615,694		3,385,615,694
	0900	INTERSUBSECTORIAL AMBIENTE	3,385,615,694		3,385,615,694
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	2,164,894,564		2,164,894,564
	0900	INTERSUBSECTORIAL AMBIENTE	2,164,894,564		2,164,894,564
		TOTAL PRESUPUESTO SECCION	8,249,365,258		8,249,365,258

SECCION: 3221
CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	5,338,807,000		5,338,807,000
		TOTAL PRESUPUESTO SECCION	5,338,807,000		5,338,807,000

SECCION: 3222
CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,345,500,000		4,345,500,000
		TOTAL PRESUPUESTO SECCION	4,345,500,000		4,345,500,000

SECCION: 3223
CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,118,547,000		2,118,547,000
		C. PRESUPUESTO DE INVERSION	3,041,027,273		3,041,027,273
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,155,500,000		1,155,500,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,155,500,000		1,155,500,000

33

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	1,155,544,197		1,155,544,197
	0900	INTERSUBSECTORIAL AMBIENTE	1,155,544,197		1,155,544,197
3206		GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	729,983,076		729,983,076
	0900	INTERSUBSECTORIAL AMBIENTE	729,983,076		729,983,076
TOTAL PRESUPUESTO SECCION			5,159,574,273		5,159,574,273

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,176,522,841		2,176,522,841
C. PRESUPUESTO DE INVERSION			5,300,255,952		5,300,255,952
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,000,000,000		1,000,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,000,000,000		1,000,000,000
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	3,992,880,659		3,992,880,659
	0900	INTERSUBSECTORIAL AMBIENTE	3,992,880,659		3,992,880,659
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	307,375,293		307,375,293
	0900	INTERSUBSECTORIAL AMBIENTE	307,375,293		307,375,293
TOTAL PRESUPUESTO SECCION			7,476,778,793		7,476,778,793

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,149,515,072		2,149,515,072
C. PRESUPUESTO DE INVERSION			2,298,988,779		2,298,988,779
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	620,502,779		620,502,779
	0900	INTERSUBSECTORIAL AMBIENTE	620,502,779		620,502,779
3207		GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS	1,678,486,000		1,678,486,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,678,486,000		1,678,486,000
TOTAL PRESUPUESTO SECCION			4,448,503,851		4,448,503,851

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,325,504,000		2,325,504,000
C. PRESUPUESTO DE INVERSION			1,867,421,180		1,867,421,180
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	461,951,456		461,951,456
	0900	INTERSUBSECTORIAL AMBIENTE	461,951,456		461,951,456

34

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3206		GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	1,405,469,724		1,405,469,724
	0900	INTERSUBSECTORIAL AMBIENTE	1,405,469,724		1,405,469,724
TOTAL PRESUPUESTO SECCION			4,192,925,180		4,192,925,180

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,108,500,000		2,108,500,000
C. PRESUPUESTO DE INVERSION			4,614,107,374		4,614,107,374
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	4,218,707,374		4,218,707,374
	0900	INTERSUBSECTORIAL AMBIENTE	4,218,707,374		4,218,707,374
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	395,400,000		395,400,000
	0900	INTERSUBSECTORIAL AMBIENTE	395,400,000		395,400,000
TOTAL PRESUPUESTO SECCION			6,722,607,374		6,722,607,374

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

A. PRESUPUESTO DE FUNCIONAMIENTO			1,932,633,000		1,932,633,000
TOTAL PRESUPUESTO SECCION			1,932,633,000		1,932,633,000

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

A. PRESUPUESTO DE FUNCIONAMIENTO			2,328,454,000		2,328,454,000
C. PRESUPUESTO DE INVERSION			2,413,148,075		2,413,148,075
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	550,834,001		550,834,001
	0900	INTERSUBSECTORIAL AMBIENTE	550,834,001		550,834,001
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	1,519,747,224		1,519,747,224
	0900	INTERSUBSECTORIAL AMBIENTE	1,519,747,224		1,519,747,224
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	342,566,850		342,566,850
	0900	INTERSUBSECTORIAL AMBIENTE	342,566,850		342,566,850
TOTAL PRESUPUESTO SECCION			4,741,602,075		4,741,602,075

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

A. PRESUPUESTO DE FUNCIONAMIENTO			2,185,304,000		2,185,304,000
TOTAL PRESUPUESTO SECCION			2,185,304,000		2,185,304,000

35

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3232			
		CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,334,470,502		2,334,470,502
		TOTAL PRESUPUESTO SECCION	2,334,470,502		2,334,470,502
		SECCION: 3233			
		CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,828,800,000		1,828,800,000
		TOTAL PRESUPUESTO SECCION	1,828,800,000		1,828,800,000
		SECCION: 3234			
		CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,079,592,305		2,079,592,305
		TOTAL PRESUPUESTO SECCION	2,079,592,305		2,079,592,305
		SECCION: 3235			
		CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,106,368,186		2,106,368,186
		C. PRESUPUESTO DE INVERSION	1,000,000,000		1,000,000,000
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,000,000,000		1,000,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,000,000,000		1,000,000,000
		TOTAL PRESUPUESTO SECCION	3,106,368,186		3,106,368,186
		SECCION: 3236			
		CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,061,518,000		2,061,518,000
		C. PRESUPUESTO DE INVERSION	2,134,407,461		2,134,407,461
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,138,754,576		1,138,754,576
	0900	INTERSUBSECTORIAL AMBIENTE	1,138,754,576		1,138,754,576
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	995,652,885		995,652,885
	0900	INTERSUBSECTORIAL AMBIENTE	995,652,885		995,652,885
		TOTAL PRESUPUESTO SECCION	4,195,925,461		4,195,925,461
		SECCION: 3237			
		CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	735,360,939		735,360,939

36

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			6,447,241,901		6,447,241,901
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	920,000,000		920,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	920,000,000		920,000,000
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	5,027,241,901		5,027,241,901
	0900	INTERSUBSECTORIAL AMBIENTE	5,027,241,901		5,027,241,901
3208		EDUCACION AMBIENTAL	500,000,000		500,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			7,182,602,840		7,182,602,840

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE

A. PRESUPUESTO DE FUNCIONAMIENTO			2,323,200,000		2,323,200,000
TOTAL PRESUPUESTO SECCION			2,323,200,000		2,323,200,000

SECCION: 3239

CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)

A. PRESUPUESTO DE FUNCIONAMIENTO			2,483,848,000		2,483,848,000
C. PRESUPUESTO DE INVERSION			4,656,376,504		4,656,376,504
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	1,620,690,286		1,620,690,286
	0900	INTERSUBSECTORIAL AMBIENTE	1,620,690,286		1,620,690,286
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	3,035,686,218		3,035,686,218
	0900	INTERSUBSECTORIAL AMBIENTE	3,035,686,218		3,035,686,218
TOTAL PRESUPUESTO SECCION			7,140,224,504		7,140,224,504

SECCION: 3301

MINISTERIO DE CULTURA

A. PRESUPUESTO DE FUNCIONAMIENTO			209,457,180,475		209,457,180,475
C. PRESUPUESTO DE INVERSION			145,747,573,583		145,747,573,583
3301		PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS	98,862,829,311		98,862,829,311
	1603	ARTE Y CULTURA	98,862,829,311		98,862,829,311
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	33,020,453,473		33,020,453,473
	1603	ARTE Y CULTURA	33,020,453,473		33,020,453,473
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	13,864,290,799		13,864,290,799
	1603	ARTE Y CULTURA	13,864,290,799		13,864,290,799
TOTAL PRESUPUESTO SECCION			355,204,754,058		355,204,754,058

37

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3304			
		ARCHIVO GENERAL DE LA NACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO	10,457,000,000	1,293,507,644	11,750,507,644
		C. PRESUPUESTO DE INVERSION	6,415,056,934	4,507,300,000	10,922,356,934
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	3,160,000,000	4,110,000,000	7,270,000,000
	1603	ARTE Y CULTURA	3,160,000,000	4,110,000,000	7,270,000,000
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	3,255,056,934	397,300,000	3,652,356,934
	1603	ARTE Y CULTURA	3,255,056,934	397,300,000	3,652,356,934
		TOTAL PRESUPUESTO SECCION	16,872,056,934	5,800,807,644	22,672,864,578
		SECCION: 3305			
		INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	6,033,900,000	723,200,000	6,757,100,000
		C. PRESUPUESTO DE INVERSION	14,000,000,000	2,277,800,000	16,277,800,000
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	9,120,000,000	1,650,000,000	10,770,000,000
	1603	ARTE Y CULTURA	9,120,000,000	1,650,000,000	10,770,000,000
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	4,880,000,000	627,800,000	5,507,800,000
	1603	ARTE Y CULTURA	4,880,000,000	627,800,000	5,507,800,000
		TOTAL PRESUPUESTO SECCION	20,033,900,000	3,001,000,000	23,034,900,000
		SECCION: 3307			
		INSTITUTO CARO Y CUERVO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	6,355,500,000	992,100,000	7,347,600,000
		C. PRESUPUESTO DE INVERSION	5,000,677,956	585,900,000	5,586,577,956
3301		PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS	300,000,000		300,000,000
	1603	ARTE Y CULTURA	300,000,000		300,000,000
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	3,900,677,956	585,900,000	4,486,577,956
	1603	ARTE Y CULTURA	3,900,677,956	585,900,000	4,486,577,956
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	800,000,000		800,000,000
	1603	ARTE Y CULTURA	800,000,000		800,000,000
		TOTAL PRESUPUESTO SECCION	11,356,177,956	1,578,000,000	12,934,177,956
		SECCION: 3401			
		AUDITORIA GENERAL DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	28,968,000,000		28,968,000,000

38

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	6,479,739,246		6,479,739,246
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	6,479,739,246		6,479,739,246
	1000	INTERSUBSECTORIAL GOBIERNO	6,479,739,246		6,479,739,246
		TOTAL PRESUPUESTO SECCION	35,447,739,246		35,447,739,246

SECCION: 3501
MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	371,630,739,081		371,630,739,081
		C. PRESUPUESTO DE INVERSION	194,761,038,993		194,761,038,993
3501		INTERNACIONALIZACIÓN DE LA ECONOMÍA	9,416,383,673		9,416,383,673
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	9,416,383,673		9,416,383,673
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	177,626,200,144		177,626,200,144
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	177,626,200,144		177,626,200,144
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	620,000,557		620,000,557
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	620,000,557		620,000,557
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	7,098,454,619		7,098,454,619
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	7,098,454,619		7,098,454,619
		TOTAL PRESUPUESTO SECCION	566,391,778,074		566,391,778,074

SECCION: 3502
SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		124,802,297,249	124,802,297,249
		C. PRESUPUESTO DE INVERSION		12,366,180,000	12,366,180,000
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS		345,731,040	345,731,040
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		345,731,040	345,731,040
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		12,020,448,960	12,020,448,960
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		12,020,448,960	12,020,448,960
		TOTAL PRESUPUESTO SECCION		137,168,477,249	137,168,477,249

SECCION: 3503
SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		78,755,679,868	78,755,679,868

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			347,886,828	161,188,331,922	161,536,218,750
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	347,886,828	73,081,318,546	73,429,205,374
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	347,886,828	73,081,318,546	73,429,205,374
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		88,107,013,376	88,107,013,376
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		88,107,013,376	88,107,013,376
TOTAL PRESUPUESTO SECCION			347,886,828	239,944,011,790	240,291,898,618

SECCION: 3504
UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				6,060,755,483	6,060,755,483
C. PRESUPUESTO DE INVERSION				5,720,819,000	5,720,819,000
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL		2,751,129,049	2,751,129,049
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		2,751,129,049	2,751,129,049
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		2,969,689,951	2,969,689,951
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		2,969,689,951	2,969,689,951
TOTAL PRESUPUESTO SECCION				11,781,574,483	11,781,574,483

SECCION: 3505
INSTITUTO NACIONAL DE METROLOGÍA - INM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			12,200,732,000	222,424,000	12,423,156,000
C. PRESUPUESTO DE INVERSION			11,963,225,982	2,112,473,000	14,075,698,982
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	10,433,225,982	312,473,000	10,745,698,982
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	10,433,225,982	312,473,000	10,745,698,982
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	1,530,000,000	1,800,000,000	3,330,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,530,000,000	1,800,000,000	3,330,000,000
TOTAL PRESUPUESTO SECCION			24,163,957,982	2,334,897,000	26,498,854,982

SECCION: 3601
MINISTERIO DEL TRABAJO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			23,318,794,236,905		23,318,794,236,905

40

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	1,651,155,649,528		1,651,155,649,528
3601		PROTECCIÓN SOCIAL	1,566,165,484,452		1,566,165,484,452
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,566,165,484,452		1,566,165,484,452
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	46,162,165,076		46,162,165,076
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	46,162,165,076		46,162,165,076
3603		FORMACIÓN PARA EL TRABAJO	2,162,000,000		2,162,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,162,000,000		2,162,000,000
3604		DERECHOS FUNDAMENTALES DEL TRABAJO Y FORTALECIMIENTO DEL DIÁLOGO SOCIAL	11,704,000,000		11,704,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	11,704,000,000		11,704,000,000
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO	400,000,000		400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	400,000,000		400,000,000
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR TRABAJO	24,562,000,000		24,562,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	24,562,000,000		24,562,000,000
		TOTAL PRESUPUESTO SECCION	24,969,949,886,433		24,969,949,886,433

SECCION: 3602
SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		88,206,781,199	88,206,781,199
		C. PRESUPUESTO DE INVERSION	1,932,575,116,858	1,569,718,000,000	3,502,293,116,858
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	142,278,000,000	117,137,800,000	259,415,800,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	142,278,000,000	117,137,800,000	259,415,800,000
3603		FORMACIÓN PARA EL TRABAJO	1,701,097,116,858	1,123,979,087,520	2,825,076,204,378
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,701,097,116,858	1,123,979,087,520	2,825,076,204,378
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO		222,715,112,480	222,715,112,480
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL		222,715,112,480	222,715,112,480
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	89,200,000,000	105,886,000,000	195,086,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	89,200,000,000	105,886,000,000	195,086,000,000
		TOTAL PRESUPUESTO SECCION	1,932,575,116,858	1,657,924,781,199	3,590,499,898,057

SECCION: 3612
UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	6,693,506,000		6,693,506,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	11,834,800,886		11,834,800,886
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	10,366,879,587		10,366,879,587
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	10,366,879,587		10,366,879,587
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	1,467,921,299		1,467,921,299
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,467,921,299		1,467,921,299
		TOTAL PRESUPUESTO SECCION	18,528,306,886		18,528,306,886

SECCION: 3613

UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PUBLICO DE EMPLEO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	10,551,708,176		10,551,708,176
		C. PRESUPUESTO DE INVERSION	13,599,280,589		13,599,280,589
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	13,272,030,794		13,272,030,794
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	13,272,030,794		13,272,030,794
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	327,249,795		327,249,795
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	327,249,795		327,249,795
		TOTAL PRESUPUESTO SECCION	24,150,988,765		24,150,988,765

SECCION: 3701

MINISTERIO DEL INTERIOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	407,616,024,172		407,616,024,172
		C. PRESUPUESTO DE INVERSION	98,609,112,875		98,609,112,875
3701		FORTALECIMIENTO INSTITUCIONAL A LOS PROCESOS ORGANIZATIVOS DE CONCERTACIÓN, GARANTÍA, PREVENCIÓN Y RESPETO DE LOS DERECHOS HUMANOS COMO FUNDAMENTOS PARA LA PAZ	17,709,112,876		17,709,112,876
	1000	INTERSUBSECTORIAL GOBIERNO	17,709,112,876		17,709,112,876
3702		FORTALECIMIENTO A LA GOBERNABILIDAD TERRITORIAL PARA LA SEGURIDAD, CONVIVENCIA CIUDADANA, PAZ Y POST-CONFLICTO	45,500,000,000		45,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	45,500,000,000		45,500,000,000
3703		POLÍTICA PÚBLICA DE VÍCTIMAS DEL CONFLICTO ARMADO Y POSTCONFLICTO	5,499,999,999		5,499,999,999
	1000	INTERSUBSECTORIAL GOBIERNO	5,499,999,999		5,499,999,999
3704		PARTICIPACIÓN CIUDADANA, POLÍTICA Y DIVERSIDAD DE CREENCIAS	14,700,000,000		14,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	14,700,000,000		14,700,000,000
3799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INTERIOR	15,200,000,000		15,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,200,000,000		15,200,000,000
		TOTAL PRESUPUESTO SECCION	506,225,137,047		506,225,137,047

42

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,732,200,397		3,732,200,397
C. PRESUPUESTO DE INVERSION			1,280,000,000		1,280,000,000
3706		PROTECCIÓN, PROMOCIÓN Y DIFUSIÓN DEL DERECHO DE AUTOR Y LOS DERECHOS CONEXOS	1,280,000,000		1,280,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,280,000,000		1,280,000,000
TOTAL PRESUPUESTO SECCION			5,012,200,397		5,012,200,397
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,010,996,000		3,010,996,000
C. PRESUPUESTO DE INVERSION			10,974,867,481		10,974,867,481
3707		GESTIÓN DEL RIESGO DE DESASTRES NATURALES Y ANTRÓPICOS EN LA ZONA DE INFLUENCIA DEL VOLCÁN NEVADO DEL HUILA	10,974,867,481		10,974,867,481
	1000	INTERSUBSECTORIAL GOBIERNO	10,974,867,481		10,974,867,481
TOTAL PRESUPUESTO SECCION			13,985,863,481		13,985,863,481
		SECCION: 3708			
		UNIDAD NACIONAL DE PROTECCION - UNP			
A. PRESUPUESTO DE FUNCIONAMIENTO			607,855,000,000	79,403,000,000	687,258,000,000
C. PRESUPUESTO DE INVERSION			1,489,241,558		1,489,241,558
3705		PROTECCIÓN DE PERSONAS, GRUPOS Y COMUNIDADES EN RIESGO EXTRAORDINARIO Y EXTREMO UNIDAD NACIONAL DE PROTECCIÓN (UNP)	1,489,241,558		1,489,241,558
	1000	INTERSUBSECTORIAL GOBIERNO	1,489,241,558		1,489,241,558
TOTAL PRESUPUESTO SECCION			609,344,241,558	79,403,000,000	688,747,241,558
		SECCION: 3709			
		DIRECCION NACIONAL DE BOMBEROS			
A. PRESUPUESTO DE FUNCIONAMIENTO			4,883,000,000		4,883,000,000
C. PRESUPUESTO DE INVERSION			40,000,000,000		40,000,000,000
3708		FORTALECIMIENTO INSTITUCIONAL Y OPERATIVO DE LOS BOMBEROS DE COLOMBIA	40,000,000,000		40,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,000,000,000		40,000,000,000
TOTAL PRESUPUESTO SECCION			44,883,000,000		44,883,000,000

43

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3801			
		COMISION NACIONAL DEL SERVICIO CIVIL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**5,243,000,000**	**13,239,000,000**	**18,482,000,000**
C. PRESUPUESTO DE INVERSION				**102,441,313,778**	**102,441,313,778**
0504		ADMINISTRACION Y VIGILANCIA DE LAS CARRERAS ADMINISTRATIVAS DE LOS SERVIDORES PÚBLICOS		92,638,046,218	92,638,046,218
	1000	INTERSUBSECTORIAL GOBIERNO		92,638,046,218	92,638,046,218
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO		9,803,267,560	9,803,267,560
	1000	INTERSUBSECTORIAL GOBIERNO		9,803,267,560	9,803,267,560
TOTAL PRESUPUESTO SECCION			**5,243,000,000**	**115,680,313,778**	**120,923,313,778**
		SECCION: 3901			
		DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**23,180,888,556**		**23,180,888,556**
C. PRESUPUESTO DE INVERSION			**333,500,095,320**		**333,500,095,320**
3901		CONSOLIDACIÓN DE UNA INSTITUCIONALIDAD HABILITANTE PARA LA CIENCIA, LA TECNOLOGÍA E INNOVACIÓN (CTI)	17,506,000,000		17,506,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	17,506,000,000		17,506,000,000
3902		INVESTIGACIÓN CON CALIDAD E IMPACTO	283,494,095,320		283,494,095,320
	1000	INTERSUBSECTORIAL GOBIERNO	283,494,095,320		283,494,095,320
3903		DESARROLLO TECNOLÓGICO E INNOVACIÓN PARA CRECIMIENTO EMPRESARIAL	16,500,000,000		16,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	16,500,000,000		16,500,000,000
3904		GENERACIÓN DE UNA CULTURA QUE VALORA Y GESTIONA EL CONOCIMIENTO Y LA INNOVACIÓN	16,000,000,000		16,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	16,000,000,000		16,000,000,000
TOTAL PRESUPUESTO SECCION			**356,680,983,876**		**356,680,983,876**
		SECCION: 4001			
		MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,191,257,246,928**		**2,191,257,246,928**
C. PRESUPUESTO DE INVERSION			**488,457,337,420**		**488,457,337,420**
4001		ACCESO A SOLUCIONES DE VIVIENDA	20,101,000,000		20,101,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	20,101,000,000		20,101,000,000
4002		ORDENAMIENTO TERRITORIAL Y DESARROLLO URBANO	36,323,000,000		36,323,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	36,323,000,000		36,323,000,000
4003		ACCESO DE LA POBLACIÓN A LOS SERVICIOS DE AGUA POTABLE Y SANEAMIENTO BÁSICO	400,419,340,117		400,419,340,117
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	400,419,340,117		400,419,340,117

44

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
4099		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR VIVIENDA, CIUDAD Y TERRITORIO	31,613,997,303		31,613,997,303
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	31,613,997,303		31,613,997,303
		TOTAL PRESUPUESTO SECCION	2,679,714,584,348		2,679,714,584,348

SECCION: 4002
FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

		A. PRESUPUESTO DE FUNCIONAMIENTO	2,163,000,000		2,163,000,000
		C. PRESUPUESTO DE INVERSION	1,662,636,797,955		1,662,636,797,955
4001		ACCESO A SOLUCIONES DE VIVIENDA	1,662,636,797,955		1,662,636,797,955
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	1,662,636,797,955		1,662,636,797,955
		TOTAL PRESUPUESTO SECCION	1,664,799,797,955		1,664,799,797,955

SECCION: 4101
DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL

		A. PRESUPUESTO DE FUNCIONAMIENTO	157,459,057,050		157,459,057,050
		C. PRESUPUESTO DE INVERSION	3,017,486,426,431		3,017,486,426,431
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VICTIMAS	207,205,538,579		207,205,538,579
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	207,205,538,579		207,205,538,579
4103		INCLUSIÓN SOCIAL Y PRODUCTIVA PARA LA POBLACIÓN EN SITUACIÓN DE VULNERABILIDAD	2,807,054,339,386		2,807,054,339,386
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2,807,054,339,386		2,807,054,339,386
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSION SOCIAL Y RECONCILIACIÓN	3,226,548,466		3,226,548,466
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	3,226,548,466		3,226,548,466
		TOTAL PRESUPUESTO SECCION	3,174,945,483,481		3,174,945,483,481

SECCION: 4104
UNIDAD DE ATENCIÓN Y REPARACION INTEGRAL A LAS VICTIMAS

		A. PRESUPUESTO DE FUNCIONAMIENTO	670,847,043,826	47,740,500,000	718,587,543,826
		C. PRESUPUESTO DE INVERSION	1,185,442,329,159		1,185,442,329,159
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VICTIMAS	1,116,332,329,159		1,116,332,329,159
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1,116,332,329,159		1,116,332,329,159
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	69,110,000,000		69,110,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	69,110,000,000		69,110,000,000
		TOTAL PRESUPUESTO SECCION	1,856,289,372,985	47,740,500,000	1,904,029,872,985

45

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 4105			
		CENTRO DE MEMORIA HISTÓRICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	12,580,080,989		12,580,080,989
		C. PRESUPUESTO DE INVERSION	62,294,335,312		62,294,335,312
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	60,024,335,312		60,024,335,312
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	60,024,335,312		60,024,335,312
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	2,270,000,000		2,270,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2,270,000,000		2,270,000,000
		TOTAL PRESUPUESTO SECCION	74,874,416,301		74,874,416,301
		SECCION: 4106			
		INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)			
		A. PRESUPUESTO DE FUNCIONAMIENTO		613,254,180,468	613,254,180,468
		C. PRESUPUESTO DE INVERSION	3,956,997,509,427	2,039,242,891,152	5,996,240,400,579
4102		DESARROLLO INTEGRAL DE NIÑAS, NIÑOS, ADOLESCENTES Y SUS FAMILIAS	3,956,997,509,427	1,729,971,678,906	5,686,969,188,333
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	3,956,997,509,427	1,729,971,678,906	5,686,969,188,333
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN		309,271,212,246	309,271,212,246
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL		309,271,212,246	309,271,212,246
		TOTAL PRESUPUESTO SECCION	3,956,997,509,427	2,652,497,071,620	6,609,494,581,047
		SECCION: 4201			
		DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	89,259,000,000		89,259,000,000
		C. PRESUPUESTO DE INVERSION	7,240,789,965		7,240,789,965
4201		DESARROLLO DE INTELIGENCIA ESTRATÉGICA Y CONTRAINTELIGENCIA DE ESTADO	7,240,789,965		7,240,789,965
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7,240,789,965		7,240,789,965
		TOTAL PRESUPUESTO SECCION	96,499,789,965		96,499,789,965
		SECCION: 4301			
		DEPARTAMENTO ADMINISTRATIVO DEL DEPORTE, LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL APROVECHAMIENTO DEL TIEMPO LIBRE - COLDEPORTES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	37,055,371,065		37,055,371,065

46

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	532,000,000,000.		532,000,000,000
4301		FOMENTO A LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL DEPORTE PARA DESARROLLAR ENTORNOS DE CONVIVENCIA Y PAZ	107,434,266,052		107,434,266,052
	1604	RECREACIÓN Y DEPORTE	107,434,266,052		107,434,266,052
4302		FORMACIÓN Y PREPARACIÓN DE DEPORTISTAS	408,615,733,948		408,615,733,948
	1604	RECREACIÓN Y DEPORTE	408,615,733,948		408,615,733,948
4399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEPORTE Y RECREACION	15,950,000,000		15,950,000,000
	1604	RECREACIÓN Y DEPORTE	15,950,000,000		15,950,000,000
		TOTAL PRESUPUESTO SECCION	569,055,371,065		569,055,371,065


SECCION: 4401

JURISDICCION ESPECIAL PARA LA PAZ


		A. PRESUPUESTO DE FUNCIONAMIENTO	202,107,623,109		202,107,623,109
		C PRESUPUESTO DE INVERSION	90,358,204,914		90,358,204,914
4401		JURISDICCIÓN ESPECIAL PARA LA PAZ	70,107,875,063		70,107,875,063
	1000	INTERSUBSECTORIAL GOBIERNO	70,107,875,063		70,107,875,063
4499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SISTEMA INTEGRAL DE VERDAD, JUSTICIA, REPARACIÓN Y NO REPETICIÓN	20,250,329,851		20,250,329,851
	1000	INTERSUBSECTORIAL GOBIERNO	20,250,329,851		20,250,329,851
		TOTAL PRESUPUESTO SECCION	292,465,828,023		292,465,828,023


SECCION: 4402

COMISION PARA EL ESCLARECIMIENTO DE LA VERDAD, LA CONVIVENCIA Y LA NO REPETICION


		A. PRESUPUESTO DE FUNCIONAMIENTO	49,360,700,000		49,360,700,000
		C. PRESUPUESTO DE INVERSION	32,120,000,000		32,120,000,000
4402		ESCLARECIMIENTO DE LA VERDAD, LA CONVIVENCIA Y LA NO REPETICIÓN.	32,120,000,000		32,120,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	32,120,000,000		32,120,000,000
		TOTAL PRESUPUESTO SECCION	81,480,700,000		81,480,700,000


SECCION: 4403

UNIDAD DE BUSQUEDA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZON DEL CONFLICTO ARMADO UBDP


		A. PRESUPUESTO DE FUNCIONAMIENTO	33,332,400,000		33,332,400,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	48,328,748,000		48,328,748,000
4403		BÚSQUEDA HUMANITARIA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZÓN DEL CONFLICTO ARMADO EN COLOMBIA.	41,526,124,475		41,526,124,475
	1000	INTERSUBSECTORIAL GOBIERNO	41,526,124,475		41,526,124,475
4499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SISTEMA INTEGRAL DE VERDAD , JUSTICIA, REPARACIÓN Y NO REPETICIÓN	6,802,623,525		6,802,623,525
	1000	INTERSUBSECTORIAL GOBIERNO	6,802,623,525		6,802,623,525
		TOTAL PRESUPUESTO SECCION	81,661,148,000		81,661,148,000
		TOTAL PRESUPUESTO NACIONAL	243,817,588,608,569	15,179,716,601,358	258,997,305,209,927

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 3o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 819 de 2003, 1473 de 2011 y 1508 de 2012 y demás normas de carácter orgánico y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 4o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 5o. El Gobierno nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en el portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 6o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

La Dirección General de Crédito Público y Tesoro Nacional podrá administrar recursos de entidades estatales de cualquier orden a través de depósitos.

Las superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público el valor de las contribuciones establecidas en la ley.

ARTÍCULO 7o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez y para la ejecución de operaciones de cubrimiento de riesgos, acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 8o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía y los que se emitan para operaciones temporales de tesorería; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 9o. Los rendimientos financieros originados con recursos de la Nación, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público. Con excepción de aquellos rendimientos originados por patrimonios autónomos en los que la Ley haya determinado específicamente el tratamiento de dichos rendimientos, y los que genere la Administradora de Recursos del Sistema General de Seguridad Social en Salud –ADRES que requerirán para su ejecución incorporase previamente en su presupuesto.

ARTÍCULO 10o. Facúltese a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras - FOGAFIN, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa operaciones repo, simultáneas y transferencia temporal de valores con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; inversiones en instrumentos del mercado monetario administrados por entidades financieras del exterior, operaciones de cubrimiento de riesgos; préstamos transitorios a dicha Dirección General cuyo plazo se podrá prorrogar antes de su vencimiento, depósitos en administración de recursos de las entidades estatales de cualquier orden, eventos que no implica unidad de caja; préstamos de títulos valores a la citada Dirección a tasas de mercado; y las demás que autorice el Gobierno Nacional.

PARÁGRAFO 1o. Las operaciones de las que trata este artículo, así como los actos y contratos necesarios para su ejecución, se sujetarán a las normas aplicables a las operaciones correspondientes y se podrán atender con cargo al servicio a la deuda.

PARÁGRAFO 2o. En concordancia con lo establecido por el parágrafo 2° del artículo 41 de la Ley 80 de 1993, el artículo 31 del Estatuto Orgánico de Presupuesto y el Decreto 1068 de 2015, la Dirección General de Crédito Público y Tesoro Nacional podrá otorgar créditos de tesorería hasta por el plazo de un año a las entidades descentralizadas del orden nacional, de conformidad con los criterios técnicos y condiciones que establezca el Ministerio de Hacienda y Crédito Público, los cuales no podrán computar como recursos de capital de los respectivos presupuestos. Para el caso del Fondo Empresarial de la Superintendencia de Servicios Públicos creado por artículo 132 de la Ley 812 de 2003, la Dirección del Tesoro Nacional podrá otorgar créditos de tesorería a partir de la publicación de la presente ley, con una vigencia que no podrá superar 12 meses calendario desde la fecha de desembolso.

ARTÍCULO 11o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar exigibles no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 12o. Los títulos que se emitan para efectuar transferencia temporal de valores en los términos del artículo 146 de la Ley 1753 de 2015, solo requerirán del decreto que lo autorice, fije el monto y sus condiciones financieras. Su redención y demás valores asociados, se atenderán con el producto de la operación de transferencia y no requerirán de operación presupuestal alguna.

ARTÍCULO 13o. A más tardar el 15 enero de 2019, los órganos que conforman el Presupuesto General de la Nación deben realizar de forma definitiva la imputación por concepto de ingresos a que corresponden los registros detallados de recaudos de su gestión financiera pública a 31 de diciembre del año anterior en el Sistema Integrado de Información Financiera - SIIF Nación.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 14o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 15o. Prohíbase tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 16o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2019, por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1° de enero al 31 de diciembre de 2019, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política, los cuales están programados atendiendo lo señalado en el artículo 92 de la Ley 617 de 2000.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

En cumplimiento del artículo 49 de la Ley 179 de 1994, previo al inicio de un proceso de concurso de méritos para proveer los cargos de carrera administrativa, la entidad deberá certificar la disponibilidad presupuestal para atender el costo del concurso, los cargos que se convocarán, y su provisión.

ARTÍCULO 17o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión y,
5. Los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 18o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Todos los funcionarios públicos de la planta permanente o temporal podrán participar en los programas de capacitación de la entidad; las matrículas de los funcionarios de la planta permanente o temporal se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna para la planta permanente o temporal del órgano respectivo.

ARTÍCULO 19o. La constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación, se rigen por el Decreto 1068 de 2015 y demás normas que lo modifiquen o adicionen.

ARTÍCULO 20o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos. Estas operaciones presupuestales se someterán a la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá efectuarse por parte de los órganos receptores en la misma vigencia de la distribución.

Tratándose de gastos de inversión, la operación presupuestal descrita, en el órgano receptor se clasificará en el programa y subprograma a ejecutar que corresponda, para los gastos de funcionamiento se asignará al rubro presupuestal correspondiente; estas operaciones de inversión y funcionamiento en ningún caso podrán cambiar la destinación ni la cuantía, lo cual deberá constar en el acto administrativo que para tal fin se expida.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar mediante resolución desagregaciones presupuestales a las apropiaciones contenidas en el anexo del decreto de liquidación, así como efectuar asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas desagregaciones y asignaciones deberán quedar registradas en el Sistema Integrado de Información Financiera - SIIF Nación, y para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 21o. Los órganos de que trata el artículo 3º de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja (PAC) de la vigencia, aprobado por el CONFIS.

ARTÍCULO 22o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2019.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 24o. Los órganos de que trata el artículo 3º de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera SIIF - Nación.

No se requerirá el envío de ninguna información a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, que quede registrada en el Sistema

Integrado de Información Financiera SIIF - Nación, salvo en aquellos casos en que esta de forma expresa lo solicite.

ARTÍCULO 25o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica, así como las señaladas en el artículo 5º del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8º de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, solo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 26o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional solo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por ley de la República, no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal –CONFIS-.

ARTÍCULO 27o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2019, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

La presente disposición también se aplica a los recursos de convenios celebrados con organismos internacionales, incluyendo los de contrapartida.

ARTÍCULO 28o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2020. Así mismo, con cargo a las apropiaciones del servicio de la deuda de la vigencia 2018 se podrán atender compromisos u obligaciones correspondiente a la vigencia fiscal 2019.

ARTÍCULO 29o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 30o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda incluyendo las operaciones de tesorería del Tesoro Nacional, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

Las operaciones conexas a las operaciones relacionadas con crédito público, así como las operaciones de tesorería, y los actos y contratos necesarios para la ejecución de estas, podrán ser atendidas con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos u otros títulos de deuda pública. Adicionalmente y conforme lo establece el parágrafo 3º del artículo 167 de la Ley 1607 de 2012, para cubrir las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles – FEPC-, se podrán atender mediante la emisión de bonos u otros títulos de deuda pública.

En contrapartida de las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles –FEPC-, atendidas mediante la emisión de bonos u otros títulos de deuda pública, la Nación constituirá las respectivas cuentas por cobrar.

La emisión de los bonos o títulos de que trata el presente artículo se realizará en condiciones de mercado, no implicará operación presupuestal alguna y solo debe presupuestarse para efectos de su redención.

PARÁGRAFO. El Fondo de Estabilización de que trata el presente artículo podrá efectuar cruce de cuentas con otras entidades del Estado, respecto de derechos y obligaciones que recíprocamente tengan causadas. Al cierre de la vigencia fiscal se establecerán los saldos definitivos que han de incorporarse en el Presupuesto General de la Nación de las siguientes vigencias fiscales si a ello hubiere lugar.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 31o. A través del Sistema Integrado de Información Financiera SIIF - Nación se constituirán con corte a 31 de diciembre de 2018 las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación, a las que se refiere el artículo 89 del Estatuto Orgánico del Presupuesto. Como máximo, las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

Para las cuentas por pagar que se constituyen a 31 de diciembre de 2018 se debe contar con el correspondiente programa anual mensualizado de caja de la vigencia, de lo contrario deberán hacerse los ajustes en los registros y constituir las correspondientes reservas presupuestales. Igual procedimiento se deberá cumplir en la vigencia 2019.

Si durante el año de la vigencia de la reserva presupuestal o de la cuenta por pagar desaparece el compromiso u obligación que las originó, se podrán hacer los ajustes respectivos en el Sistema Integrado de Información Financiera - SIIF Nación.

Como quiera que el Sistema Integrado de Información Financiera - SIIF Nación refleja el detalle, la secuencia y el resultado de la información financiera pública, registrada por las entidades y órganos que conforman el Presupuesto General de la Nación, no se requiere el envío de ningún soporte físico a la Dirección General del Presupuesto Público Nacional, ni a la Dirección General de Crédito Público y Tesoro Nacional, salvo que las mismas lo requieran.

PARÁGRAFO. Previo a iniciar la ejecución de las reservas presupuestales y de las cuentas por pagar constituidas con corte a 31 de diciembre de 2018, las entidades deberán clasificarlas en el Sistema Integrado de Información financiera SIIF Nación de acuerdo con el nuevo Catálogo de Clasificación Presupuestal establecido por la Dirección General del Presupuesto Público Nacional.

ARTÍCULO 32o. Las entidades que hacen parte del Presupuesto General de la Nación y que administran recursos para el pago de pensiones podrán constituir reservas presupuestales o cuentas por pagar con los saldos de apropiación que a 31 de diciembre se registren en el Sistema Integrado de Información Financiera SIIF - Nación para estos propósitos. Lo anterior se entenderá como una provisión para atender el pago oportuno del pasivo pensional a cargo de dichas entidades en la siguiente vigencia.

ARTÍCULO 33o. En lo relacionado con las cuentas por pagar y las reservas presupuestales, el presupuesto inicial correspondiente a la vigencia fiscal de 2019 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y el artículo 9º de la Ley 225 de 1995.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 34o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal – CONFIS-, o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó. Los avales otorgados por el CONFIS para la declaratoria de importancia estratégica de un proyecto de inversión que supera el periodo de gobierno, se entenderá utilizado con la expedición del correspondiente documento CONPES y con la autorización de las vigencias futuras, de lo contrario dicho aval fenece a 31 de diciembre de la vigencia en que se otorga.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal –CONFIS-, o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal –CONFIS-, o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1o. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2o. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal –CONFIS-, y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social – CONPES-, en los casos en que las normas lo exijan.

ARTÍCULO 35o. En las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas, los gastos relacionados con la adquisición de bienes y servicios necesarios para los procesos de producción, transformación y comercialización se clasificarán como proyectos de inversión. Igual procedimiento se aplicará a las Empresas de Servicios Públicos Domiciliarios en cuyo capital la Nación o sus entidades descentralizadas posean el 90% o más.

ARTÍCULO 36o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2° del artículo 8° de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2° del artículo 8° de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

Los registros en el Sistema Integrado de Información Financiera SIIF - Nación deberán corresponder a los cupos efectivamente utilizados.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará al jefe de la sección presupuestal donde se encuentren incorporados los recursos objeto de la medida cautelar la certificación de inembargabilidad. Ésta función podrá ser delegada en los términos del artículo 110 del Estatuto Orgánico del Presupuesto. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

PARÁGRAFO. En los mismos términos el Representante Legal de las entidades descentralizadas que administran recursos de la seguridad social certificará la inembargabilidad de estos recursos en los términos previstos en el artículo 63 de la Constitución Política en concordancia con el artículo 134 de la Ley 100 de 1993 y el artículo 25 de la Ley 1751 de 2015.

ARTÍCULO 38o. Los órganos a que se refiere el artículo 3° de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado, igualmente, los contratos de transacción se imputarán con cargo al rubro afectado inicialmente con el respectivo compromiso.

Para pagarlos, en primer lugar, se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 39o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal –GAULA-, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. La Unidad Nacional de Protección o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 40o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último bimestre de 2018, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2019.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, gastos de inhumación, los impuestos, la tarifa de control fiscal, y contribuciones a organismos internacionales, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación. Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 41o. Autorícese a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las Empresas de Servicios Públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes.

Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas. En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna. Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 42o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 43o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales –FONPET-, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3° del artículo 2° de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior.

Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 44o. Sin perjuicio de lo establecido en las normas vigentes para el pago de la deuda correspondiente al pasivo pensional de las entidades territoriales con el Fomag y de los recursos asignados en el Presupuesto General de la Nación, durante la vigencia fiscal 2019 y en cumplimiento del parágrafo 2° del artículo 18 de la Ley 715 de 2001, el Fonpet deberá girar al Fomag como amortización de la deuda pensional de los entes territoriales los recursos acumulados por cada una de ellas en el sector Educación del Fonpet, sólo teniendo en cuenta el valor del pasivo pensional registrado en el Sistema de Información del Fondo y las necesidades de financiamiento de la nómina de pensionados que determine el Ministerio de Hacienda y Crédito Público. Para el efecto, el Fonpet podrá trasladar recursos excedentes del sector Propósito General de cada entidad territorial al sector educación, cuando no cuenten con los recursos suficientes para atender sus pasivos pensionales en dicho sector.

En caso de que por efecto de la actualización de los cálculos actuariales de las entidades territoriales resulten giros superiores al pasivo pensional, estos serán abonados en la vigencia fiscal siguiente a favor de la Entidad Territorial.

El Fomag informará de estas operaciones a las entidades territoriales para su correspondiente registro presupuestal y contabilización.

ARTÍCULO 45o. En cumplimiento de lo dispuesto, por la Ley 643 de 2001 para el caso de los municipios y por la Ley 1753 de 2015 para todas las entidades territoriales, el Fonpet deberá efectuar el giro de recursos acumulados en el sector salud a 31 de diciembre de 2018, a la Administradora de los Recursos del Sistema General de Seguridad Social en Salud –ADRES-, correspondiente a las entidades territoriales para las cuales, a esa misma fecha de corte, se haya determinado la no existencia de pasivos pensionales del sector salud o que los mismos se encuentren totalmente financiados, de acuerdo con el registro en el Sistema de Información del Fonpet, según los requerimientos de cofinanciación del gasto corriente del régimen subsidiado y la programación de caja, que establezca el Ministerio de Hacienda y Crédito Público. Las entidades territoriales registrarán presupuestalmente sin situación de fondos estas operaciones y realizarán el respectivo registro contable con base en la información que suministre el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 46o. Los retiros de recursos de las cuentas de las entidades territoriales en el Fonpet para el pago de bonos pensionales o cuotas partes de bonos pensionales y cuotas partes pensionales, se efectuarán de conformidad con la normativa vigente, sin que la entidad territorial requiera acreditar previamente la incorporación en su presupuesto. Durante la vigencia tales entidades territoriales deberán realizar la incorporación presupuestal y el registro contable de los pagos que por estos conceptos sean realizados por el Fonpet.

Para el caso de mesadas pensionales, por solicitud de las entidades territoriales el Fonpet podrá girar recursos para el pago de nómina de pensionados de la administración central territorial, hasta por el monto total del valor apropiado para pago de mesadas pensionales por las entidades territoriales para dicha vigencia aplicando el porcentaje de cubrimiento del pasivo pensional del sector propósito general sobre dicho valor.

Lo previsto en el presente artículo se efectuará para las entidades territoriales que cumplan los requisitos establecidos en la Ley 549 de 1999 y demás normas vigentes, de acuerdo con las instrucciones y la información que suministre el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 47o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicada en las mismas condiciones a los Superintendentes, así como a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 48o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de ésta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 49o. Con los ingresos corrientes y excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007, compilado por el Decreto 1833 de 2016 y las normas que lo modifiquen o adicionen.

ARTÍCULO 50o. Con el fin de financiar el Sistema General de Seguridad Social en Salud, en cumplimiento de lo dispuesto en el artículo 48 de la Constitución Política y el artículo 9º de la Ley 1122 de 2007, para la vigencia 2019 se presupuestarán en el Presupuesto General de la Nación los ingresos corrientes y excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016.

Previa cobertura de los riesgos amparados con cargo a los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, se financiará, con cargo a dichos recursos la Sostenibilidad y Afiliación de la Población Pobre y Vulnerable asegurada a través del Régimen Subsidiado; una vez se tenga garantizado el aseguramiento, se podrán destinar recursos a financiar otros programas de salud pública.

También podrán ser financiados con dichos recursos, en el marco de lo dispuesto por el artículo 337 de la Constitución Política y los tratados e instrumentos internacionales vigentes, los valores que se determinen en cabeza del Estado colombiano por las atenciones iniciales de urgencia que sean prestadas a los nacionales colombianos en el territorio extranjero de zonas de frontera con Colombia, al igual que las atenciones iniciales de urgencia prestadas en el territorio colombiano a los nacionales de los países fronterizos, de conformidad con la reglamentación que para el efecto expida el Gobierno Nacional.

Los excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, con corte a 31 de diciembre de 2018, serán incorporados en el presupuesto de la Administradora de los Recursos del Sistema General de Seguridad Social en Salud –ADRES-, y se destinarán a la financiación del aseguramiento en salud.

ARTÍCULO 51o. Las entidades responsables de la Reparación Integral a la Población víctima del conflicto armado, del orden nacional, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de dicha población y en especial a la población en situación de desplazamiento forzado y a la población étnica víctima de desplazamiento, en cumplimiento de la Ley 1448 de 2011 y a lo ordenado por la Corte Constitucional en la Sentencia T-025 de 2004 y sus Autos de Seguimiento.

Estas entidades deberán atender prioritariamente todas las solicitudes de Ayuda Humanitaria de Emergencia y Transición constituyendo esta un título de gasto prevalente sobre las demás obligaciones de la entidad.

ARTÍCULO 52o. Las entidades encargadas de ejecutar la política de víctimas de que trata la Ley 1448 de 2011, especificarán en el Sistema Integrado de Información Financiera SIIF- Nación, en el Sistema Unificado de Inversiones y Finanzas Públicas –SUIFP-, y en los demás aplicativos que para este propósito el Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación desarrollen, los rubros que dentro de su presupuesto tienen como destino beneficiar a la población víctima, así como los derechos a los que contribuye para su goce efectivo. A fin de verificar los avances en la implementación de la Ley 1448 de 2011, remitirán a la Unidad para la Atención y Reparación Integral a las Víctimas los listados de la población beneficiada de las medidas de atención, asistencia y reparación integral previstas para la población víctima del conflicto armado

ARTÍCULO 53o. En el marco de los principios de concurrencia, complementariedad y subsidiariedad, la Unidad de Atención y Reparación Integral a las Víctimas podrá con cargo al proyecto denominado "Apoyo a entidades territoriales a través de la cofinanciación para la asistencia, atención y reparación integral a las víctimas del desplazamiento forzado a nivel nacional", cofinanciar iniciativas integrales de atención a la población desplazada que se adelanten por parte de las entidades territoriales.

ARTÍCULO 54o. Bajo la coordinación de la Unidad para la Atención y Reparación Integral a las Víctimas y el Departamento Nacional de Planeación, los órganos que integran el Presupuesto General de la Nación encargados de las iniciativas en el marco de la política pública de asistencia, atención y reparación integral a la población víctima, adelantarán la focalización y municipalización indicativa del gasto de inversión destinado a dicha población, en concordancia con la Ley 1448 de 2011 y la reglamentación vigente.

La focalización y municipalización indicativas se realizarán teniendo en cuenta las características heterogéneas y las capacidades institucionales de las entidades territoriales, las necesidades identificadas y la ubicación de la población víctima, así como las intervenciones en los procesos territoriales en materia de retornos, reubicaciones, reparaciones colectivas, fallos de restitución, entre otros, con el objeto de procurar la garantía del goce efectivo de sus derechos.

ARTÍCULO 55o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado –FRISCO-, en la presente vigencia fiscal serán transferidos a la Nación, y girados por la Sociedad de Activos Especiales S.A.E. S.A.S., a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 56o. Los hogares beneficiarios del subsidio familiar de vivienda podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó, siempre y cuando sean población desplazada y no se encuentren vinculados a planes de vivienda elegibles destinados a esta población. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrán aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 57o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá hacer el pago bajo el concepto de "Pago de Pasivos Exigibles - Vigencias Expiradas".

También procederá la operación prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni el registro presupuestal.

Cuando se cumpla alguna de las anteriores condiciones, se podrá atender el gasto de "Pago Pasivos Exigibles - Vigencias Expiradas" a través del rubro presupuestal correspondiente de acuerdo con el detalle del anexo del decreto de liquidación. Al momento de hacerse el registro presupuestal deberá dejarse consignada la expresión "Pago Pasivos Exigibles - Vigencias Expiradas". Copia del acto administrativo que ordena su pago deberá ser remitido a la Contraloría General de la República.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

Lo preceptuado en el presente artículo no aplica cuando se configuren como hechos cumplidos.

ARTÍCULO 58o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto, sin cambiar su destinación y cuantía, en los términos de la Sentencia de la Corte Constitucional C-006/12.

ARTÍCULO 59o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones –FONTIC- incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de.Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio, el respectivo paz y salvo, tan pronto como reciba los recursos.

El FONTIC podrá destinar los dineros recibidos por la contraprestación de que trata el artículo 14 de la Ley 1369 de 2009, para financiar el servicio postal universal y cubrir los gastos de vigilancia y control de los operadores postales.

ARTÍCULO 60o. Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o Patrimonios Autónomos o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto. Cuando las Fiducias, los Encargos Fiduciarios, los Patrimonios Autónomos o los convenios o contratos interadministrativos utilicen la creación de subcuentas, subprogramas, subproyecto, o cualquier otra modalidad de clasificación, deberán implementar el principio de Unidad de Caja, para buscar eficiencia en el manejo de los recursos que les sitúa la Nación.

ARTÍCULO 61o. Con el fin de garantizar el flujo efectivo de recursos en el Sistema General de Seguridad Social en Salud, el Ministerio de Salud y Protección Social o la Entidad Administradora de los Recursos del Sistema General de Seguridad Social en Salud girará directamente, a nombre de las Entidades Territoriales, la Unidad de Pago por Capitación a las Entidades Promotoras de Salud o a las Instituciones Prestadoras de Salud de los distritos y los municipios de más de cien mil habitantes (100.000), utilizando el instrumento jurídico definido en el artículo 29 de la Ley 1438 de 2011.

ARTÍCULO 62o. Cuando se extiendan los efectos de una sentencia de unificación jurisprudencial dictada por el Consejo de Estado de conformidad con lo dispuesto con el artículo 102 del Código de Procedimiento Administrativo y de lo Contencioso Administrativo, en virtud de la autonomía presupuestal consagrada en el artículo 110 del Estatuto Orgánico del Presupuesto, la operación presupuestal a que haya lugar será responsabilidad del Jefe de cada órgano y su pago se imputará al rubro que lo generó.

ARTÍCULO 63o. El respaldo presupuestal a cargo de la Nación frente a los títulos que emita Colpensiones para amparar el 20% correspondiente a la Nación del subsidio o incentivo periódico de los BEPS en el caso de indemnización sustitutiva o devolución de aportes, de que trata la Ley 1328 de 2009, considerarán las disponibilidades fiscales de la Nación que sean definidas por el CONFIS.

Dichos títulos se podrán programar en el Presupuesto General de la Nación hasta por el monto definido en el Marco de Gasto de Mediano Plazo del sector en la vigencia fiscal en la cual se deba realizar su pago, es decir, a los tres años de la emisión del título.

ARTÍCULO 64o. Las entidades que forman parte del Presupuesto General de la Nación destinarán recursos de sus presupuestos para financiar los estudios y diseños de obras que se pretendan realizar en las regiones con municipios de 4, 5 y 6 categoría.

ARTÍCULO 65o. Las entidades estatales que tienen a cargo la asignación de recursos físicos para los esquemas de seguridad de personas en virtud del cargo, podrán celebrar convenios o contratos interadministrativos con la Unidad Nacional de Protección o con la Policía Nacional, con sujeción a las normas vigentes, para la asunción de los diferentes esquemas de seguridad.

ARTÍCULO 66o. Las entidades que hacen parte del Presupuesto General de la Nación que celebren contratos y·convenios interadministrativos con entidades del orden territorial, y en donde se ejecuten recursos de partidas que correspondan a inversión regional, exigirán que para la ejecución de dichos proyectos, la entidad territorial publique previamente el proceso de selección que adelante en el Sistema Electrónico para la Contratación Pública -SECOP-, y sólo se podrán contratar con Pliegos Tipo establecidos por el Gobierno Nacional.

ARTÍCULO 67o. Los pagos por menores tarifas del sector eléctrico y de gas que se causen durante la vigencia de la presente ley, podrán ser girados por el Ministerio de Minas y Energía, con base en la proyección de costos realizada con la información aportada por los prestadores del servicio, o a falta de ella, con base en la información disponible. Los saldos que a 31 de diciembre se generen por este concepto serán atendidos en la vigencia fiscal siguiente.

El Ministerio de Minas y Energía podrá, con cargo a los recursos disponibles apropiados para el efecto, pagar los saldos que por este concepto se hubieren causado en vigencias anteriores.

ARTÍCULO 68o. La apropiación destinada a la ejecución del programa Fortalecimiento de la Gestión Pública en las Entidades Nacionales y Territoriales, aprobada en la sección presupuestal de la Escuela Superior de Administración Pública –ESAP-, financiada con recursos diferentes a la Ley 21 de 1982, será ejecutada a través de convenio interadministrativo por el Departamento Administrativo de la Función Pública.

ARTÍCULO 69o. Para efectos de atenuar en el mercado interno el impacto de las fluctuaciones de los precios de los combustibles en los mercados internacionales, conforme lo disponen los artículos 69 de la Ley 1151 de 2007 y 101 de la Ley 1450 de 2011, el Ministerio de Minas y Energía podrá autorizar la importación de combustibles con las calidades del país de origen para ser distribuidos de manera exclusiva en los municipios reconocidos por el Gobierno Nacional como zonas de frontera.

ARTÍCULO 70o. La subcuenta denominada Departamento Archipiélago de San Andres, Providencia y Santa Catalina, creada en el Fondo Nacional de Gestión de Riesgo de Desastres, continuará durante la vigencia de la presente ley apoyando el financiamiento de programas y proyectos de inversión sustentables y resilientes para el conocimiento, la prevención y la reducción de riesgos; y para la atención de las necesidades que surjan por la ocurrencia de un hecho o circunstancia que genere un efecto económico y social adverso de carácter prolongado, así como para los recursos destinados al cumplimiento de programas estratégicos, que para el efecto defina el Gobierno nacional, en coordinación con las autoridades departamentales y municipales, para el Archipiélago de San Andres, providencia y Santa Catalina.

PARÁGRAFO. Lo dispuesto en este artículo no imposibilita para que, en caso de así requerirse, se pueda atender gasto en ese Departamento, con cargo a los recursos de las demás subcuentas que integran el Fondo.

ARTÍCULO 71o. Los recursos apropiados en la Unidad Nacional de Protección son para cubrir la totalidad del gasto de protección del 1º de enero hasta el 31 de diciembre de 2019, en consecuencia, el Consejo de Estudio de Riesgos y Recomendaciones de Medidas -CERREM- no podrá ordenar la implementación de medidas de protección a cargo de la Unidad Nacional de Protección sino hasta el monto de las apropiaciones contenidas en la Ley anual de presupuesto para dicha entidad.

ARTÍCULO 72o. Como requisito para la aprobación de nuevos registros calificados o para la renovación de los existentes, el Ministerio de Educación Nacional deberá verificar que los recursos para el desarrollo de los mismos cuenten con apropiación presupuestal disponible, de conformidad con lo dispuesto en el artículo 71 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 73o. El Ministerio de Educación Nacional apoyará el Programa de Alimentación Escolar -PAE- de que trata el artículo 76.17 de la Ley 715 de 2001 con los recursos que le sean apropiados en el Presupuesto General de la Nación. De manera excepcional, y de acuerdo con la reglamentación que para el efecto se expida, el Ministerio de Educación Nacional podrá ejecutar directamente los recursos del PAE que le sean apropiados en su presupuesto de inversión.

Los recursos que sean transferidos por el Ministerio de Educación Nacional para la operación del PAE, deberán ser ejecutados por las entidades territoriales certificadas en forma concurrente con las demás fuentes de financiación para la alimentación escolar que establezca la normatividad vigente. Para la distribución de los recursos de que trata este artículo, se deberán establecer criterios de priorización de las entidades destinatarias, basados en los principios de eficiencia y equidad.

PARÁGRAFO. Las entidades territoriales certificadas podrán celebrar convenios de asociación para la administración y ejecución del PAE con los municipios no certificados en educación, de su jurisdicción, garantizándose siempre el uso concurrente de todos los recursos de financiación para la alimentación escolar que establezca la normatividad vigente.

ARTÍCULO 74o. Durante la vigencia fiscal 2019, el Gobierno Nacional podrá concurrir con Colpensiones en el pago de las costas judiciales y agencias en derecho de los procesos judiciales que por concepto de prestaciones pensionales condenaron al extinto Instituto de Seguros Sociales. Para este efecto, Colpensiones y el Patrimonio Autónomo de Remanentes del I.S.S., realizarán las acciones necesarias para depurar la información correspondiente.

PARÁGRAFO. En el caso en que las acreencias por concepto de costas judiciales y agencias en derecho correspondan a los fondos de Invalidez, Vejez y Muerte --IVM- se podrán efectuar cruces de cuentas sin operación presupuestal, con base en las transferencias del Presupuesto General de la Nación que se hayan entregado a dichos fondos, para lo cual se harán las operaciones contables que se requieran.

ARTÍCULO 75o. Durante la vigencia de la presente ley, los gastos de funcionamiento del Servicio Social Complementario de Beneficios Económicos Periódicos (BEPS) de que trata la Ley 1328 de 2009, será asumido por la Administradora Colombiana de Pensiones - Colpensiones, con cargo a sus excedentes financieros. Dichos gastos entrarán a hacer parte del presupuesto de la Administradora y para efectos de los procesos de programación, aprobación y ejecución de este presupuesto se aplicará lo previsto en la Resolución 2416 de 1997 del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 76o. La Nación, a través de la Oficina de Bonos Pensionales del Ministerio de Hacienda y Crédito Público y la Administradora Colombiana de Pensiones (Colpensiones), en virtud del artículo 2.2.16.7.25 del Decreto 1833 de 2016, podrán compensar deudas recíprocas, por concepto de Bonos Pensionales Tipo A pagados por la Nación por cuenta de Colpensiones, y obligaciones exigibles a cargo de la Nación a favor de Colpensiones, por concepto de Bonos Pensionales Tipo B y T, sin afectación presupuestal. Para tal efecto, será suficiente que las entidades, lleven a cabo los registros contables a que haya lugar. En el evento, en el que, una vez efectuada la compensación, subsistan obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal, la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones, a su cargo.

ARTÍCULO 77o. Las entidades responsables del Sistema Penitenciario y Carcelario del país del orden Nacional, darán prioridad en la ejecución con sus respectivos presupuestos, a la atención integral a la población penitenciaria y carcelaria, en cumplimiento de las Sentencias de la Corte Constitucional T-388 de 2013 y T-762 de 2015.

ARTÍCULO 78o. De acuerdo con lo establecido en el artículo 255 de la Ley 1753 de 2015, la progresividad en la compensación del impuesto predial a los municipios donde existen territorios colectivos de comunidades negras, para el año 2019 será de hasta el 75% del valor a compensar, teniendo en cuenta para su liquidación el valor del avalúo para la vigencia fiscal 2018, certificado por la autoridad competente, por la tarifa promedio ponderada determinada por el respectivo municipio. El porcentaje dejado de compensar no es acumulable para su pago en posteriores vigencias fiscales.

ARTÍCULO 79o. Con el ánimo de garantizar el derecho al pago oportuno de las mesadas pensionales, Colpensiones podrá recurrir a los recursos de liquidez propios con el propósito de atender el pago de las obligaciones en los artículos 137 y 138 de la Ley 100 de 1993. Estos recursos serán devueltos por la Nación a Colpensiones, bajo los términos y condiciones acordados por las partes, sin que puedan pasar más de 6 meses del año siguiente para su devolución.

ARTÍCULO 80o. FONDO INVERSIONES PARA LA PAZ. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito al Departamento Administrativo para la Prosperidad Social, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

Las transferencias que realice la entidad a cargo de este Fondo a los patrimonios autónomos constituidos, se tendrán como mecanismo de ejecución del Presupuesto General de la Nación.

ARTÍCULO 81o. PLAN DE AUSTERIDAD DEL GASTO. Durante la vigencia fiscal de 2019, los órganos que hacen parte del Presupuesto General de la Nación, en cumplimiento del Plan de Austeridad y del Decreto 1068 de 2015, deberán abstenerse de realizar las siguientes actividades:

a) Celebrar contratos de prestación de servicios con personas naturales o jurídicas. Solo procederá la contratación cuando no exista personal de planta con capacidad para realizar las actividades que serán contratadas, en concordancia con lo previsto en el artículo 2.8.4.4.5. del Decreto 1068 de 2015.

b) Celebrar contratos de publicidad y/o propaganda personalizada o que promocione la gestión del Gobierno nacional, (agendas, almanaques, libretas, pocillos, vasos, esferos, etc.), adquirir libros, revistas, o similares; imprimir informes, folletos o textos institucionales.

c) Realizar publicaciones impresas. Quedan prohibidas las publicaciones impresas y en especial las de costos elevados correspondientes a impresiones a color o en papeles especiales. Las publicaciones de toda entidad deberán hacerse en su espacio web.

d) Iniciar cualquier tipo de contratación que implique mejoras suntuarias, tales como el embellecimiento, la ornamentación o la instalación o adecuación de acabados estéticos de bienes inmuebles. El mantenimiento a bienes inmuebles, solo procederá cuando de no hacerse se ponga en riesgo la seguridad de los funcionarios públicos.

e) Adquirir bienes muebles no necesarios para el normal funcionamiento de las instituciones tales como neveras, televisores, equipos audiovisuales, video beam, computadores portátiles, tableros interactivos, calentadores, hornos, etc.

f) Adquirir vehículos automotores.

g) Cambiar de sedes. Solo procederá cuando no genere impacto presupuestal o su necesidad haga inaplazable su construcción.

h) Realizar recepciones, fiestas, agasajos o conmemoraciones de las entidades con cargo a los recursos del Tesoro Público. Otorgar condecoraciones de cualquier tipo.

i) Adquirir regalos corporativos, souvenir o recuerdos.

Asimismo, las entidades que hacen parte del Presupuesto General de la Nación deberán realizar las siguientes acciones:

1. Reducir comisiones de servicio, estudio o capacitación al interior y al exterior en por lo menos el 20% respecto del año anterior.

2. Durante el primer mes de la vigencia deberá diseñar un programa de compra de energía que involucre el suministro de la misma a todas sus dependencias que existan en el territorio nacional. Deberá lograrse un ahorro en el consumo de energía del 15% respecto del consumo del año anterior.

3. Contratar planes corporativos de telefonía móvil o conmutada que permitan lograr ahorros del 15% respecto del consumo del año anterior. No se podrá adquirir nuevos equipos de telefonía celular, salvo que las reposiciones de los equipos no representen costos adicionales.

4. Se deberá justificar la necesidad de los gastos viaje y viáticos, los pasajes aéreos solo serán en clase económica, excepto los señalados en el artículo 2.2.5.11.5 del Decreto 1083 de 2015.

Las oficinas de Control Interno verificarán en forma trimestral el cumplimiento de las disposiciones contenidas en el presente artículo.

PARÁGRAFO. El Ministerio de Defensa Nacional - Fuerzas Militares y Policía Nacional, establecerá un plan para la contratación o la realización directa de ediciones, impresiones o publicaciones de documentos, estricta y directamente relacionados con los programas y las funciones que legalmente debe cumplir; para la adquisición de vehículos que sean para el uso exclusivo de defensa y seguridad nacional; y para dar cumplimiento con los estatutos de carrera y las disposiciones en materia de estímulos y ascenso, con el otorgamiento e imposición de condecoraciones de conformidad con lo previsto en las disposiciones especiales que las rigen, el cual deberá generar un ahorro en los gastos causados por estos concepto por lo menos del 15% respecto a la vigencia anterior. Las mismas reglas enunciadas anteriormente aplicarán al Departamento Administrativo de la Presidencia de la República, en lo relacionado con el ejercicio de las funciones que le son propias.

ARTÍCULO 82o. ACCIÓN DE REPETICIÓN. Las entidades públicas obligadas a ejercer la acción de repetición, contenida en el artículo 4o de la Ley 678 de 2001, semestralmente reportarán para lo de su competencia a la Contraloría General de la República y a la Procuraduría General de la Nación, acerca de cada uno de los fallos judiciales pagados con dineros públicos durante el período respectivo, anexando la correspondiente certificación del Comité de Conciliación, donde conste el fundamento de la decisión de iniciar o no, las respectivas acciones de repetición.

Así mismo, dentro de los dos (2) meses siguientes a la decisión del Comité de Conciliación, se remitirán a los organismos de control mencionados en el acápite anterior, las constancias de radicación de las respectivas acciones ante el funcionario judicial competente.

PARÁGRAFO. Lo dispuesto en el presente artículo tendrá efecto para todos los fallos que se hayan pagado a la entrada en vigencia de la presente ley y que aún no hayan sido objeto de acción de repetición.

ARTÍCULO 83o. ASISTENCIA Y REPRESENTACIÓN JUDICIAL DE ENTIDADES PÚBLICAS. Austeridad en los gastos. Dentro del marco de austeridad presupuestal y de colaboración armónica que debe orientar las actuaciones administrativas de las distintas autoridades y entidades del Estado, y con el fin de reducir costos de desplazamientos y gastos judiciales:

a) Cuando varias entidades de la administración pública tanto del orden nacional como territorial, actúen como demandantes o demandadas dentro de un proceso judicial, podrán de común acuerdo con los apoderados judiciales que uno de ellos tome la representación judicial de las restantes para la comparecencia de las audiencias que dentro del respectivo proceso hayan sido convocadas o por ley deban asistir. Para tal efecto la entidad encomendada a asumir la representación judicial para la audiencia correspondiente, estará en capacidad y queda facultada para disponer de uno de sus apoderados o funcionarios que reciba los poderes que se requieran.

b) En materia de cobro de costas judiciales en que varias entidades de la Rama Ejecutiva, entre ellas el Ministerio de Hacienda y Crédito Público, sean beneficiarias de los mismos, el recaudo de la totalidad de ellas estará a cargo de Ministerio de Hacienda y Crédito Público quien queda facultado para iniciar los cobros judiciales o extrajudiciales respectivos. Cuando las costas incluyan agencias en derecho las mismas se entenderán a favor de la entidad pública y no del apoderado que las representa.

Sin perjuicio de lo dispuesto en el literal a) del presente artículo, las entidades podrán a través de la modalidad de teletrabajo, representar y vigilar los procesos en las diferentes zonas del país.

ARTÍCULO 84o. Con el propósito de evitar una doble presupuestación, la Superintendencia de Notariado y Registro girará directamente los recaudos de la Ley 55 de 1985 por concepto de los ingresos provenientes de los derechos por registro de instrumentos públicos y otorgamiento de escrituras en los porcentajes que establece la normatividad vigente a la Rama Judicial, la Fiscalía, USPEC, Ministerio de Justicia y del Derecho y el ICBF, con cargo a los valores presupuestados en cada una de ellas, con esta fuente. La Superintendencia hará los ajustes contables a que haya lugar.

ARTÍCULO 85o. EJECUCIÓN PROGRAMAS Y PROYECTOS DE INVERSIÓN POR LAS FFMM. En cumplimiento de la política sectorial de Seguridad y Defensa y lo establecido en el Plan Nacional de Desarrollo, las Fuerzas Militares podrán ejecutar programas y proyectos de inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados organizados y otros actores al margen de la Ley.

ARTÍCULO 86o. Con cargo al presupuesto de funcionamiento - transferencias de la Unidad Administrativa Especial Agencia Nacional de Defensa Jurídica del Estado, se continuarán atendiendo todos los gastos relacionados con la defensa de los intereses del Estado en controversias internacionales. A través de esta cuenta se cubrirán los costos asociados a gastos de personal, honorarios y gastos generales, que demande la atención adecuada y oportuna de los intereses del Estado en las diferentes instancias que se deban atender.

ARTÍCULO 87o. El Ministerio de Minas y Energía reconocerá las obligaciones por consumo de energía hasta por el monto de las apropiaciones de la vigencia fiscal, financiadas con los recursos del Fondo de Energía Social –FOES-. Por tanto, los prestadores del servicio público de energía, no podrán constituir pasivos a cargo de la Nación que correspondan a la diferencia resultante entre el porcentaje señalado por el artículo 190 de la Ley 1753 de 2015 y lo efectivamente reconocido.

ARTÍCULO 88o. Los excedentes de liquidez que resulten de la administración de los recursos del Sistema General de Seguridad Social en Salud, a través de la ADRES, podrán ser manejados por la Nación o por una entidad fiduciaria estatal o con participación mayoritaria de la Nación.

ARTÍCULO 89o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá disponer transitoriamente del portafolio conformado con los recursos de que trata el artículo 5o de la Ley 448 de 1998. Los términos de dicha operación serán definidos en coordinación con la entidad que se establece en el parágrafo 2 del artículo 35 de la Ley 1753 de 2015.

ARTÍCULO 90o. Pertenecen a la Nación los rendimientos financieros obtenidos por el Sistema de Cuenta Única Nacional, originados tanto con recursos de la Nación como los provenientes de recursos propios de las entidades, fondos y demás órganos que hagan parte de dicho Sistema, en concordancia con lo establecido por los artículos 16 y 101 del Estatuto Orgánico del Presupuesto.

Se exceptúa de la anterior disposición, aquellos rendimientos originados con recursos de las entidades estatales del orden nacional que administren contribuciones parafiscales y de los órganos de previsión y seguridad social que administren prestaciones sociales de carácter económico, los rendimientos financieros originados en patrimonios autónomos que la ley haya autorizado, así como los provenientes de recursos de terceros que dichas entidades estatales mantengan en calidad de depósitos o administración.

ARTÍCULO 91o. El pago de los contratos y convenios necesarios para la asesoría y estructuración de operaciones de crédito público, asimiladas a estas y conexas a todas las anteriores, incluyendo la asesoría y estructuración de las operaciones del Tesoro Nacional y sus conexas, así como los costos asociados a la administración de títulos valores emitidos por la Nación, se podrán atender con cargo al servicio de la deuda pública.

ARTÍCULO 92o. La Dirección General de Crédito Público y Tesoro Nacional trasladará directamente, sin operación presupuestal, los recursos de la Cuenta Especial Fondes al Fondo Nacional para el Desarrollo de la Infraestructura (Fondes), administrado por la Financiera de Desarrollo Nacional (FDN). Para el caso de los títulos, dicho traslado se realizará por su valor contable, valorado a su tasa de adquisición. Los costos y gastos de administración del Fondes se atenderán con los rendimientos financieros generados por dicho fondo.

Los recursos que reciba el Fondes desde la Cuenta Especial Fondes, podrán ser invertidos conforme al régimen general autorizado para tal fondo. Adicionalmente, este podrá invertir en instrumentos emitidos por la FDN que computen en su capital regulatorio conforme al Decreto 2555 de 2010 o las normas que lo sustituyan, modifiquen o adicionen. Los títulos que sean recibidos por el Fondes en virtud del traslado desde la Cuenta Especial Fondes, podrán ser redimidos, pagados, recomprados o sustituidos por la FDN durante la vigencia de la presente ley, independiente del plazo transcurrido desde su emisión, siempre que los títulos o recursos sean invertidos, reemplazados, intercambiados o sustituidos por instrumentos emitidos por la misma FDN, que computen en su capital regulatorio, conforme al Decreto 2555 de 2010 o las normas, que lo sustituyan, modifiquen o adicionen.

ARTÍCULO 93o. La Nación podrá otorgar los avales o garantías a las operaciones de financiamiento que realicen las entidades en el marco de la cofinanciación de la que trata el inciso 2o del artículo 14 de la Ley 86 de 1989, modificada por el artículo 31 de la Ley 1753 de 2015. En estos eventos, las entidades estatales podrán utilizar para la constitución de las contragarantías a favor de la Nación, entre otras, los flujos correspondientes a las vigencias futuras aprobadas por la instancia correspondiente. El Gobierno Nacional reglamentará lo dispuesto por este artículo.

ARTÍCULO 94o. Durante la vigencia de la presente ley, se podrán destinar a proyectos de ampliación de cobertura en zonas rurales y/o no interconectadas que se financien con los fondos FAER y FAZNI, y a pagos por menores tarifas del sector eléctrico, los recursos disponibles y sin comprometer del Programa de Normalización de Redes Eléctricas –PRONE-.

ARTÍCULO 95o. DEVOLUCIÓN DE APORTES PERTENECIENTES AL SISTEMA GENERAL DE PENSIONES. Las Entidades Administradoras del Régimen de Prima Media con Prestación Definida podrán solicitar en cualquier tiempo la devolución de los recursos que hubiesen transferido a las Empresas Promotoras de Salud, por concepto de aportes de personas fallecidas o que se determine administrativamente o judicialmente que no era procedente el giro de estos aportes.

En el caso que los recursos ya hayan sido compensados ante Fondo de Solidaridad y Garantía -FOSYGA- o a quien haga sus veces, para el pago de estas acreencias se efectuarán cruces de cuentas sin operación presupuestal, con base en las transferencias del Presupuesto General de la Nación que se hayan entregado a los fondos de Invalidez, Vejez y Muerte -IVM-, para lo cual se harán las operaciones contables que se requieran.

ARTÍCULO 96o. A efectos de velar por una eficiente administración de los recursos del Fondo Nacional de Prestaciones Sociales del Magisterio, de forma que se asuman oportunamente los pagos de las prestaciones sociales de los afiliados, el Fideicomitente podrá acceder a la información respecto de los bienes dados en administración, sin perjuicio de que exista reserva legal.

ARTÍCULO 97o. Los gastos en que incurra el Ministerio de Educación Nacional para la realización de las actividades de control, seguimiento y cobro de valores adeudados, para adelantar el proceso de verificación y recaudo de la contribución parafiscal prevista en la Ley 1697 de 2013, se realizarán con cargo a los recursos depositados en el Fondo Nacional de Universidades Estatales de Colombia, para lo cual se harán los correspondientes registros presupuestales.

ARTÍCULO 98o. Los órganos que hacen parte de Presupuesto General de la Nación y las demás entidades estatales deberán cubrir con cargo a sus respectivos presupuestos, los gastos de los traslados terrestres, aéreos, marítimos y fluviales que requieran para su funcionamiento, atención de emergencias no misionales, gestiones de coordinación y todas aquellas actividades que requieran para el desarrollo de sus funciones. En caso de requerir apoyo de la Fuerza Pública y/o entidades de Sector Defensa deberán suscribir convenios o contratos interadministrativos con sujeción a las normas vigentes.

Lo anterior sin prejuicio de las funciones que le corresponde ejercer a las Fuerzas Militares y Policía Nacional en materia de transporte de defensa y seguridad.

ARTÍCULO 99o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial. Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

Así mismo, durante la presente vigencia fiscal, la Nación podrá atender con títulos de deuda pública TES clase B, el pago de los bonos pensionales a su cargo de que trata la Ley 100 de 1993 y su Decreto 1833 de 2016 compilatorio de las normas del Sistema General de Pensiones. Los títulos TES clase B expedidos para atender el pago de los bonos pensionales a cargo de la Nación que se hayan negociado de acuerdo con el artículo 12 del Decreto 1299 de 1994 en el mercado secundario, podrán ser administrados por el Tesoro Nacional en una cuenta independiente, con el objetivo de suministrar la respectiva liquidez. El Ministerio de Hacienda y Crédito Público, mediante acto administrativo establecerá los parámetros aplicables a las operaciones de las que trata este inciso.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, surgidas de los contratos de concesión por concepto de garantías de ingresos mínimos garantizados, sentencias, conciliaciones, hasta por trescientos mil millones de pesos ($300.000.000.000); en estos casos serán reconocidas mediante

la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, según corresponda.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo solo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 100o. El Gobierno Nacional en atención a la emergencia social que se viene presentando en la frontera con Venezuela, asignará los recursos en la vigencia fiscal a través de la Unidad Nacional para la Gestión del Riesgo de Desastres.

ARTÍCULO 101o. La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público, aprobará las valoraciones de las obligaciones contingentes que realicen las Entidades Estatales sujetas al régimen de contingencias establecido en la Ley 448 de 1998, sólo cuando el Fondo de Contingencias sea uno de los mecanismos utilizados para atender el pago de sus obligaciones contingentes.

ARTÍCULO 102o. Con el fin de financiar gastos del Sector Defensa y Policía en la vigencia 2019, ordénese que los recursos del portafolio de la Dirección General Marítima – DIMAR por $80 mil millones sean transferidos al Tesoro Nacional durante la vigencia 2019, para lo cual hará los ajustes contables a que haya lugar.

ARTÍCULO 103o. Las partidas del Presupuesto General de la Nación con destino al Fondo de Protección de Justicia de que trata el Decreto 200 de 2003 y las normas que lo modifiquen o adicionen, quedan incorporadas en la Rama Judicial-Consejo Superior de la Judicatura, Fiscalía General de la Nación, Procuraduría General de la Nación y Ministerio del Interior.

ARTÍCULO 104o. VERIFICACIÓN DEL REGISTRO DE PROYECTOS COFINANCIADOS. Para la correspondiente asignación de recursos de la nación que cofinancian proyectos en cualquier nivel de gobierno, los órganos que son una sección dentro del Presupuesto General de la Nación tendrán a cargo verificar que los proyectos cofinanciados estén registrados por las entidades territoriales en sus respectivos Bancos de Proyectos de Inversión o en el Banco de Proyectos de Inversión del Departamento Nacional de Planeación.

PARÁGRAFO. El Departamento Nacional de Planeación (DNP), efectuará los ajustes metodológicos y de registro de información en el Banco Único de Proyectos de Inversión Nacional, para identificar los proyectos que promueven la equidad de género.

ARTÍCULO 105o. Extiéndase el término de la vigencia del Programa de Normalización de Redes – PRONE y del Fondo de Apoyo Financiero para la Energización de las zonas Rurales interconectadas - FAER, administrados por el Ministerio de Minas y Energía, o por quien este delegue, hasta el 31 de diciembre de 2019.

ARTÍCULO 106o. Los excedentes de peajes y derechos de pista generados en los proyectos de concesión, desde el alcance del ingreso esperado hasta la reversión del proyecto al Instituto Nacional de Vías o a la Aeronáutica Civil, incluidos los rendimientos financieros, serán consignados por la Agencia Nacional de Infraestructura en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

También deberán ser consignados en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, los rendimientos financieros disponibles en lo patrimonios autónomos que respaldan económica y financieramente los proyectos de concesión y cuya destinación no haya sido definida en el contrato respectivo.

ARTÍCULO 107o. Con el fin de propiciar la preservación y conservación del orden público, así como la convivencia y la participación de las diferentes comunidades étnicas en los procesos de desarrollo regional y local, se destinarán al Ministerio del Interior hasta $27.250 millones, con cargo al portafolio del Fondo de Seguridad y Convivencia Ciudadana (Fonsecon) a 31 de diciembre de 2018 y durante la vigencia de la presente ley, con el fin de atender oportunamente las obligaciones relacionadas con los procesos de Consulta Previa, el acompañamiento, orientación, capacitación y seguimiento en las entidades territoriales, en los procesos organizativos y de concertación de las Comunidades Negras, Afrocolombianas, raizales y palenqueras; de Indígenas, Minorías y Rom; Comisión Intersectorial de Alertas Tempranas CIAT (Sentencia T-025 de 2004); Gestión Territorial y Buen Gobierno Local; y la implementación de la Ley 985 de 2005 sobre trata de personas.

ARTÍCULO 108o. Para el otorgamiento de la garantía de la Nación a las operaciones de crédito de corto y de largo plazo que pretenda celebrar el Fondo Empresarial de la Superintendencia de Servicios Públicos Domiciliarios, del que trata el artículo 247 de la Ley 1450 de 2011, modificado por el artículo 227 de la Ley 1753 de 2015, no será necesario ningún otro trámite o requisito diferente a lo siguiente:

a) Concepto favorable del Consejo Nacional de Política Económica y Social (CONPES), respecto del otorgamiento de la garantía por parte de la Nación.
b) Concepto único de la Comisión Interparlamentaria de Crédito Público, respecto del otorgamiento de la garantía por parte de la Nación, si estas se otorgan por plazo superior a un año; y
c) Autorización para celebrar el contrato de garantía impartida por el Ministerio de Hacienda y Crédito Público.

Lo dispuesto en este artículo aplicará únicamente cuando las operaciones garantizadas por la Nación, estén dirigidas al desarrollo del giro ordinario de las actividades propias del objeto del Fondo Empresarial de la Superintendencia de Servicios Públicos Domiciliarios. Para los demás casos, se deberán cumplir los requisitos ordinarios establecidos para el otorgamiento de la garantía de la Nación.

ARTÍCULO 109o. Para garantizar el pago del personal docente y administrativo de las instituciones educativas públicas, las contribuciones inherentes a la nómina y sus prestaciones sociales, durante la presente vigencia fiscal el Gobierno Nacional podrá utilizar de manera temporal los recursos del Sistema General de Participaciones con destino al Fonpet hasta por la suma de $492 mil millones para ser destinados al Sistema General de Participaciones del sector Educación. El saldo de $700 mil millones se destinará al financiamiento del aseguramiento del régimen subsidiado en salud.

ARTÍCULO 110o. El Ministerio de Minas y Energía podrá financiar proyectos consistentes en líneas de crédito con tasa compensada, o el otorgamiento de garantías que faciliten el acceso al crédito a la pequeña minería, dentro del programa de formalización minera.

ARTÍCULO 111o. DEL FUNCIONAMIENTO Y DESARROLLO DEL FONDO PARA LA DEFENSA DE LOS DERECHOS E INTERESES COLECTIVOS. Con base en lo dispuesto en la Ley 472 de 1998, la Defensoría del Pueblo financiará el funcionamiento del Fondo con el producto de los rendimientos financieros del capital de dicho Fondo.

ARTÍCULO 112o. DE LA ADMINISTRACIÓN Y FUNCIONAMIENTO DEL SISTEMA NACIONAL DE DEFENSORÍA PÚBLICA. Con base en la transferencia realizada para el desarrollo del Sistema Nacional de Defensoría Pública, serán imputables a la misma los gastos de funcionamiento que garanticen el debido desarrollo de los postulados previstos en el Ley 941 de 2005, ello con base en el principio de programación integral previsto en el artículo 17 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 113o. En las empresas de servicio públicos mixtas y sus subordinadas, en las cuales la participación de la Nación directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de su presupuesto, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, sin requerirse concepto previo de ningún otro órgano o entidad gubernamental.

ARTÍCULO 114o. En aquellos casos de Zonas No Interconectadas - ZNI que hayan sido interconectadas al Sistema Interconectado Nacional - SIN en los años 2018 y 2019, el Ministerio de Minas y Energía dispondrá de los recursos de subsidios necesarios para remunerar los costos de mantener disponible la infraestructura de respaldo en lo referente a Inversión, Administración, Operación y Mantenimiento – AOM de las centrales de generación correspondientes, de tal manera que se garantice la confiabilidad y continuidad del servicio de energía eléctrica hasta tanto se logre la estabilización de la nueva infraestructura de interconexión. Será responsabilidad del Ministerio de Minas y Energía diseñar e implementar el mecanismo contractual correspondiente para tal fin.

ARTÍCULO 115o. En concordancia con el artículo 75 del Estatuto Orgánico de Presupuesto y del artículo 6º de la presente Ley, los recursos recaudados por la Agencia Nacional de Minería por concepto del artículo 132 de la Ley 1530 de 2012, que no esté definida su destinación, deberán consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 116o. RECURSOS DE LA NACIÓN TRANSFERIDOS A ICETEX. Cuando el ICETEX tenga excedentes en las cuentas provenientes de recursos girados por la Nación para atender el subsidio de tasa de interés, u otros saldos disponibles en los fondos administrados aportados por el Ministerio de Educación Nacional, podrán ser aplicados a partir de la sanción de la presente Ley, en las obligaciones que el ICETEX haya adquirido con el mismo fin, para financiar las renovaciones o las adjudicaciones de nuevos de créditos educativos.

ARTÍCULO 117o. Cuando existan rendimientos financieros generados por el Fondo de Devolución de Armas, dichos recursos serán incorporados en la Sección Presupuestal 1501 Ministerio de Defensa Nacional, como fuente de ingreso Fondos Especiales (Fondos Internos), los cuales serán utilizados de acuerdo a lo establecido en el Estatuto Orgánico del Presupuesto.

ARTÍCULO 118o. Con la totalidad de los recursos que a cualquier título administre la Dirección General de Crédito Público y Tesoro Nacional, se hará unidad de caja para utilizarse de manera temporal, a título de préstamo, sin que por ello se causen costos financieros, para atender las obligaciones del Presupuesto General de la Nación durante la presente vigencia. En todo caso, los recursos así utilizados estarán disponibles para el momento en que la entidad beneficiaria los requiera.

ARTÍCULO 119o. El Gobierno nacional adelantará de manera progresiva un programa de renovación de la administración pública, con el propósito esencial de reducir los gastos de administración del Estado, mediante la redefinición de funciones, especialmente cuando existan uno o más órganos de la administración que realicen funciones y actividades similares. Las propuestas de reestructuración que se deriven de dicho programa serán adelantadas en concordancia con lo dispuesto por la Constitución y la Ley.

ARTÍCULO 120o. TRANSFERENCIA DE INMUEBLES ENTRE ENTIDADES PÚBLICAS. Las entidades públicas del orden nacional podrán transferir a título gratuito a otras entidades públicas, incluido las que hacen parte de la Rama Judicial, los bienes inmuebles que no requieran para su operación y sean útiles para el ejercicio de las funciones o proyectos de infraestructura de la entidad pública que los recibe. Dicha transferencia no requerirá operación presupuestal y la transferencia deberá ser registrada en un plazo no superior a ocho días hábiles, con fundamento en el respectivo convenio interadministrativo. La entidad receptora será responsable del saneamiento.

ARTÍCULO 121o. La subvención de que trata el artículo 240 de la Ley 1753 de 2015, tendrá una vigencia del 1° de enero al 31 de diciembre de 2019.

ARTÍCULO 122o. Los recursos de regalías y compensaciones causados a 31 de diciembre de 2011, cuyo giro y distribución no se realizó antes de la entrada en vigencia del Acto Legislativo No. 05 de 2011, deberán consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 123o. El Gobierno Nacional y el Congreso de la República de Colombia, en la ley de Plan Nacional de Desarrollo 2018-2022, regularán la realización de las consultas populares y la forma como concurrirán a su financiación la Nación y las entidades territoriales.

ARTÍCULO 124o. A partir de la entrada en vigencia de la presente Ley, y con el fin de garantizar el goce efectivo al derecho a la salud, los recursos propiedad de las entidades territoriales que tenga en caja la Administradora de los Recursos del Sistema General de Seguridad Social en Salud - ADRES, podrán ser utilizados por dicha entidad para el cumplimiento de las destinaciones definidas por el artículo 67 de la Ley 1753 de 2015.

La ADRES adelantará los procesos de sustitución de fuente con cargo a los recursos Nación que le sean transferidos durante la vigencia fiscal 2019, garantizando la propiedad y usos de las rentas territoriales afectadas según lo dispuesto por el presente artículo.

ARTÍCULO 125o. SUBSIDIOS DE ENERGÍA ELÉCTRICA Y GAS. Los subsidios establecidos en el artículo 3° de la Ley 1117 de 2006, prorrogados por el artículo 1° de la Ley 1428 de 2010, asimismo por el artículo 76 de la Ley 1739 de 2014, y por el artículo 17 de la Ley 1753 de 2015, se prorrogan hasta el 31 de diciembre de 2019.

ARTÍCULO 126o. PROMOCIÓN DEL SERVICIO DE GAS COMBUSTIBLE. El Ministerio de Minas y Energía asignará $40 mil millones de pesos para promover y cofinanciar proyectos dirigidos a la prestación del servicio público de gas combustible a través del desarrollo de infraestructura de Gas Licuado de Petróleo – GLP por red a nivel nacional y masificar su uso en el sector rural y en los estratos bajos urbanos, con cargo a los recursos dispuestos en la presente vigencia para el proyecto 2101-1900-10 "Distribución de Recursos para Pagos por Menores Tarifas sector GLP Distribuidos en Cilindros y Tanques estacionarios a Nivel Nacional".

El Ministerio de Minas y Energía reglamentará las condiciones para la destinación de estos recursos.

ARTÍCULO 127o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por cuenta (50%) del costo de la energía eléctrica y de gas que consuman los pequeños empresarios del campo, que utilicen equipos electromecánicos o de refrigeración, para su operación debidamente comprobado por las empresas prestadoras del servicio respectivo, las asociaciones de pequeños productores deberán realizar la inscripción ante las secretarias departamentales de agricultura o quien haga sus veces y esta información será verificada por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1o. Para el caso de los usuarios cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2o. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica y de gas, según la Ley 142 de 1994, la utilización de estos servicios para la producción agropecuaria o pequeños empresarios del campo, se clasificará dentro de la clase especial, la cual no pagará contribución. Además, con el objeto de comercializar la energía eléctrica y el gas, para todos los efectos tarifarios los usuarios anteriormente referidos, se asimilaran como usuarios no regulados.

ARTÍCULO 128o. Modifíquese el artículo 17 de la Ley 1797 de 2016 el cual quedará así: Las Empresas Sociales del Estado elaborarán sus presupuestos anuales con base en el reconocimiento realizado en el año inmediatamente anterior al que se elabora el presupuesto actualizado de acuerdo con la inflación de ese año. Lo anterior, sin perjuicio, de los ajustes que procedan al presupuesto de acuerdo con el recaudo real evidenciado en la vigencia que se ejecuta el presupuesto y reconocimiento del deudor de la cartera, siempre que haya fecha cierta de pago y/o el título que acredite algún derecho sobre recursos del Sistema General de Seguridad Social en Salud. Las instrucciones para lo anterior serán definidas por el Ministerio de Hacienda y Crédito Público, en coordinación con el Ministerio de Salud y Protección Social.

ARTÍCULO 129o. INFORME CONGRESO. Para garantizar un mayor control de la ejecución presupuestal y el cumplimiento eficiente y transparente de los programas de inversión en cada vigencia fiscal, la Dirección General del Presupuesto del Ministerio de Hacienda y Crédito Público radicará trimestralmente un informe detallado sobre la ejecución presupuestal de las entidades que componen el Presupuesto General de la Nación, el cual será presentado a las Comisiones Económicas del Congreso de la República.

ARTÍCULO 130o. Con el fin de mantener la consistencia fiscal del Presupuesto General de la Nación para la vigencia fiscal 2019 y atender gastos prioritarios como los de los programas de chatarrización, de la Red vial Nacional y los destinados a la atención de Emergencias Viales Vias Terciarias, el Sector Transporte podrá reprogramar las vigencias futuras correspondientes a la Ruta del Sol 2 y Ruta del Sol 3.

ARTÍCULO 131o. El Gobierno Nacional al efectuar la asignación de los recursos para la educación superior, lo hará con criterios de equidad entre las Universidades Públicas y las Instituciones de Educación Superior de carácter público.

ARTÍCULO 132o. En el anexo del decreto de liquidación del Presupuesto General de la Nación para la vigencia 2019, dentro de la sección presupuestal "JURISDICCIÓN ESPECIAL PARA LA PAZ – JEP", el Tribunal de Paz y las Salas de Justicia, la Unidad de Investigación y Acusación y la Secretaria Ejecutiva, se identificarán como unidades ejecutoras.

ARTÍCULO 133o. Las entidades territoriales que no hayan ejecutado a 31 de diciembre de 2018 los recursos provenientes de la contribución parafiscal de los espectáculos públicos de las artes escénicas de que trata el artículo 7º de la Ley 1493 de 2011, girados por el Ministerio de Cultura a los municipios y distritos en las vigencias fiscales 2012, 2013 y 2014, deberán reintegrarlos a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público junto con los rendimientos financieros generados por los recursos no ejecutados, a más tardar el día 30 de junio de 2019.

El Ministerio de Hacienda los retornará, a través del Ministerio de Cultura, para que este los distribuya entre las entidades territoriales para el mismo fin, dentro de los 3 meses siguientes.

ARTÍCULO 134o. Los departamentos y municipios que no requieran destinar recursos del 10% de la estampilla Procultura, a que hace referencia en numeral 4º del artículo 38-1 de la Ley 397 de 1997, modificado por el artículo 2º de la Ley 666 de 2001, para seguridad social del creador y del gestor cultural, podrán destinar los saldos disponibles a 31 de diciembre de 2018 por este concepto, a financiar los demás conceptos a que hacen referencia las disposiciones citadas, siempre y cuando no se afecten a los beneficiarios de tal disposición.

ARTÍCULO 135o. Las entidades del Orden Nacional darán prioridad en el presupuesto de inversión a los compromisos para la ejecución de las obras definidas en el CONPES 3904 del 31 de octubre de 2017 "Plan para la Reconstrucción del Municipio de Mocoa, 2017-2022".

ARTÍCULO 136o. El Gobierno nacional, a través del Ministerio de Hacienda y Crédito Público, asignará recursos al Fondo para el Desarrollo Integral del Distrito Especial de Buenaventura, cuando se hayan estructurado y viabilizados los proyectos de inversión correspondientes definidos · en el Plan Especial.

ARTÍCULO 137o. El Ministerio de Minas y Energía, en desarrollo de la Política Minera Nacional, podrá apoyar a los pequeños mineros y comunidades mineras, mediante la adquisición y montaje de equipos especializados en minería que sean requeridos para el mejoramiento de la operación minera y producción más limpia, así mismo, podrá estructurar e implementar proyectos productivos para la reconversión laboral de los pequeños mineros y/o mineros de subsistencia, o para el fortalecimiento de la cadena productiva.

El Ministerio de Minas y Energía determinará los requisitos y demás acciones necesarias para el desarrollo del presente artículo, y lo financiará con cargo a las apropiaciones disponibles.

ARTÍCULO 138o. El Ministerio de Agricultura, en cabeza de la Autoridad Nacional de Pesca y Acuicultura, en desarrollo de la política pesquera, deberá apoyar a los pequeños pescadores artesanales y de subsistencia mediante la adquisición y montaje de equipos especializados en labores de pesca que sean requeridos para el mejoramiento de las faenas de pesca. Así mismo, deberá estructurar e implementar proyectos productivos para la reconversión laboral de los pescadores artesanales y de subsistencia o para el fortalecimiento de la cadena productiva. El Ministerio de Agricultura determinará los requisitos y demás acciones necesarias para el desarrollo del presente artículo, y lo financiará con cargo a las apropiaciones disponibles.

ARTÍCULO 139o. El Ministerio de Hacienda y Crédito Público, con cargo a los rendimientos financieros generados por el Fondo de Pensiones de las Entidades Territoriales –FONPET, deberá desarrollar un depósito de información de las cotizaciones a pensión de los funcionarios activos, inactivos y pensionados de las entidades territoriales, tanto de régimen general como de regímenes especiales.

ARTÍCULO 140o. El Consejo Superior de la Judicatura, la Fiscalía General de la Nación y la Procuraduría General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 141o. Con el objeto de continuar garantizando la ejecución de las obligaciones derivadas de la sentencia del Consejo de Estado del 28 de marzo de 2014 – Acción Popular para el saneamiento del Río Bogotá Expediente AP-25000-23-27-000-2001-90479-01, para la vigencia de la presente ley, se encuentran apropiados en el presupuesto de Inversión del DNP los recursos que amparan el proyecto "Servicio de pago de las obligaciones pendientes de los proyectos aprobados por el Consejo Asesor de Regalías".

ARTÍCULO 142o. Redúzcase el presupuesto de inversión de la Sección 130101 Ministerio de Hacienda y Crédito Público – Gestión General proyecto 1302-1000-14 "Apoyo a proyectos de inversión a nivel nacional", por un valor de $100.000.000.000. Con los recursos que se reducen, **adiciónese** el presupuesto de inversión de la Sección 241200 Unidad Administrativa Especial de Aeronáutica Civil, proyecto 2403-0600-49 "Mejoramiento de los servicios Aeroportuarios y a la navegación aérea de la región Antioquia" (Continuación obras de construcción del proyecto Aeropuerto del Café).

Para la ejecución dichos recursos, la entidad responsable deberá verificar que el proyecto cumpla con los requisitos y procedimientos establecidos en las normas que regulan los proyectos de inversión en infraestructura.

ARTÍCULO 143o. El Gobierno Nacional tendrá en cuenta los municipios con alto índice de NBI para focalizar la inversión en infraestructura de la red vial terciaria, en inclusión productiva de pequeños productores rurales y en infraestructura productiva y comercialización agropecuaria.

ARTÍCULO 144o. El Gobierno Nacional podrá a través de los Institutos de Fomento y Desarrollo Regional, INFIS, hacer inversiones que comprometan el Presupuesto General de la Nación para el desarrollo de proyectos que impacten y fomenten el crecimiento y desarrollo económico, social y cultural de las regiones.

ARTÍCULO 145o. Durante la vigencia de la presente ley, se podrá ampliar la cobertura del Plan Piloto de Subsidios al GLP en cilindros, al Departamento del Amazonas para el beneficio de las comunidades indígenas y los usuarios de los estratos 1 y 2. El Ministerio de Minas y Energía definirá los términos, condiciones y cobertura para la asignación de recursos de conformidad con las disponibilidades presupuestales.

ARTÍCULO 146o. VALORES MÁXIMOS DE RECOBROS. Con cargo a los recursos apropiados por la Administradora de los Recursos del Sistema General de Seguridad Social en Salud- ADRES, no se podrán hacer reconocimientos y pagos para los servicios y tecnologías no cubiertos en el Plan de Beneficios superiores a los valores o techos máximos que establezca el Ministerio de Salud y Protección Social a partir de una metodología que tenga en cuenta los valores recobrados o cobrados al menos en los 3 últimos años de los que se disponga información. La Administradora de los Recursos del Sistema General de Seguridad Social en Salud –ADRES- reportará y enviará al Ministerio de Salud y Protección Social las bases de datos estandarizadas de conformidad con el mecanismo, periodicidad, variables, oportunidad, detalle y calidad que dicho ministerio defina.

ARTÍCULO 147o. Durante la vigencia de la presente Ley, la Nación, a través del Ministerio de Minas y Energía, sin perjuicio de lo establecido en el artículo 55 de la Ley 191 de 1995, podrá reconocer el costo del transporte terrestre de los combustibles líquidos derivados del petróleo que se suministre desde las plantas de abastecimiento ubicadas en el departamento de Nariño hasta la capital de dicho departamento.

ARTÍCULO 148o. Adiciónese un parágrafo al artículo 37 de la Ley 1575 de 2012, el cual quedará así:

PARÁGRAFO 2o. Para calcular la sobretasa o recargo al impuesto predial destinado a financiar la actividad bomberil, los municipios podrán utilizar el avalúo catastral vigente en sus respetivas jurisdicciones.

ARTICULO 149o. Cuando uno o varios congresistas soliciten una partida presupuestal para un programa o proyecto de inversión pública nacional y/o regional, debe hacer público su nombre, el monto y justificación de la misma.

ARTICULO 150o. El presente presupuesto se entenderá enmarcado dentro del Plan Plurianual de inversiones para la Paz, de conformidad con lo establecido en el acto legislativo 01 de 2016 y por lo tanto priorizando los ciudadanos y las entidades territoriales más afectadas por la pobreza rural, las economías ilegales, la debilidad institucional y el conflicto armado.

ARTICULO 151o. Modifíquese el artículo 15 de la Ley 1005 de 2006, el cual quedará así: **Artículo 15. Derechos de Tránsito.** Corresponde a las Asambleas Departamentales, Concejos Municipales o Distritales de conformidad con el artículo 338 de la Carta Política, y el artículo 168 de la Ley 769 de 2002, fijar el sistema y el método para determinar las tarifas por los derechos de tránsito de los trámites de licencia de tránsito, placa única nacional, tarjeta de registro y licencia de conducción que se realizan en los Organismos de Tránsito.

Las tarifas por los derechos de tránsito estarán basadas en un estudio económico sobre los costos del servicio con indicadores de eficiencia, eficacia y economía, en el cual se deberá incluir el valor equivalente a 0,85 Salarios Mínimos Diarios Legales Vigentes (0,85 S.M.D.L.V.) por cada especie venal de tránsito que sea expedida al usuario. Dicho valor deberá ser liquidado y transferido por el organismo de tránsito al Ministerio de Transporte una vez realizado el trámite.

ARTÍCULO 152o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1° de enero de 2019.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPÚBLICA



ERNESTO MACIAS TOVAR

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



GREGORIO ELJACH PACHECO

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



ALEJANDRO CARLOS CHACON CAMARGO

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JORGE HUMBERTO MANTILLA SERRANO

LEY No. 1940

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1º. DE ENERO AL 31 DE DICIEMBRE DE 2019

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los

26 NOV 2018



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



ALBERTO CARRASQUILLA BARRERA